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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2003

Commission File Number:   000-50012

Gold City Industries Ltd.

(Translation of registrant’s name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.  Annual Information Form dated May 16, 2003

2.  Interim Financial Statements for the Quarter Ended March 31, 2003 dated May 29, 2003

3.  Form 51-901F – Schedules B & C for the Quarter Ended March 31, 2003 dated May 29, 2003

4.  Press Release dated May 30, 2003

5.  Press Release dated June 9, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

ANNUAL INFORMATION FORM

of

Gold City Industries Ltd.

550 – 580 Hornby Street

Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website : www.gold-city.net

May 16, 2003

National Instrument 44-101 – AIF (Form 44-101F1)

TABLE OF CONTENTS

1.1

Incorporation of Financial Statements and Proxy Circular

1.2

Date of Information

1.3

Conversion Table

1.4

Currency

ITEM 2:

CORPORATE STRUCTURE

2.1

Name and Incorporation

2.2

Intercorporate Relationships

ITEM 3:

GENERAL DEVELOPMENT OF THE BUSINESS

3.1

Three Year History

Year Ending December 31, 2000

Year Ending December 31, 2001

Year Ending December 31, 2002

Year to Date - January 1st to May 16, 2003

3.2

Significant Acquisitions and Significant Dispositions

Greenwood Gold Project

Costamin JV

3.3

Trends

ITEM 4:

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1

General

4.2

British Columbia Mineral Exploration Properties

4.2.1

Lexington-Lone Star Property - Greenwood Gold Project

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

History

Geological Setting

Mineralization

Data Verification

Mineral Resource Estimates

4.2.2

Winnipeg-Golden Crown Property – Greenwood Gold Project

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

History

Geological Setting

Mineralization

Mineral Resource Estimate

4.2.3

Other Projects

ITEM 5:

SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1

Annual Information

5.2

Dividends

5.3

Foreign GAAP

ITEM 6:

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.1

Form 44-102F2 Disclosure

General

Quarterly Information

Liquidity and Capital Resources

Results of Operations

Outlook

Forward Looking Statements

ITEM 7:

MARKET FOR SECURITIES

ITEM 8:

DIRECTORS AND OFFICERS

8.1

Name, Address, Occupation and Security Holding

8.2

Corporate Cease Trade Orders or Bankruptcies

8.3

Penalties or Sanctions

8.4

Personal Bankruptcies

8.5

Conflicts of Interest

ITEM 9:

ADDITIONAL INFORMATION

ITEM 1:

PRELIMINARY NOTES

1.1

Incorporation of Financial Statements and Proxy Circular

Incorporated by reference and forming a part of this Annual Information Form (the “AIF”) are the audited consolidated financial statements for the Issuer for the period ended December 31, 2001, together with the auditor’s report thereon; the management’s discussion and analysis (MD& A) and the most recent Management Proxy Information Circular, dated April 14, 2003.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

1.2

Date of Information

All information in this AIF is as of May 16, 2003 unless otherwise indicated.

1.3

Conversion Table

Metric units are used throughout this AIF.  Relevant conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.103 grams	1 ounce (troy)
1 .102 tons (short)	1 tonne	0.907 tonnes	1 ton (short)
0.029 ounce (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

1.4

Currency

Unless otherwise indicated, all dollar amounts are in Canadian dollars.

ITEM 2:

CORPORATE STRUCTURE

2.1

Name and Incorporation

The full corporate name of the issuer is Gold City Industries Ltd. (herein the “Issuer”, the “Company” or “Gold City”).

The Issuer changed its name to Gold City Industries Ltd. from Consolidated Gold City Mining Corporation on June 30, 1998, and to Consolidated Gold City Mining Corporation from Gold City Mining Corporation on October 29, 1997. Gold City Mining Corporation was formed as an amalgamated company pursuant to the Company Act (British Columbia) on December 7, 1994 by the amalgamation of Gold City Resources Ltd., Providence Industries Inc., and McKinney Mines Ltd. Gold City Resources Ltd. was incorporated pursuant to the Company Act (British Columbia) on April 12, 1982; and continued from the British Columbia jurisdiction to the federal jurisdiction pursuant to the Canada Business Corporations Act on March 12, 1987. McKinney Mines Corp. was incorporated as 328705 British Columbia Ltd. pursuant to the Company Act (British Columbia) on June 18, 1987 and the company’s name changed to McKinney Mines Corp. on April 14, 1989.  Providence Industries Inc. was incorporated pursuant to the Company Act (British Columbia) on April 1, 1981 as Pace Industries Inc.  Several name changes and consolidations occurred over its history and it changed its name to Providence Industries Inc. on October 4, 1991.

The Issuer’s head office and registered & records office is located at Suite 550, 580 Hornby Street, Vancouver, British Columbia V6C 3B6.

2.2

Intercorporate Relationships

The Issuer has no subsidiary companies.   Applied Mine Technologies Inc., (“AMT”) a wholly owned subsidiary company, was dissolved effective December 17, 2002 and at that time all of the assets and liabilities of AMT, which included 50.5% and 50% interests in the Old Nick and Domin properties, respectively, were transferred to and assumed by the Issuer.

ITEM 3:

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer was incorporated by Amalgamation on December 7, 1994 pursuant to provisions of the Company Act (British Columbia) and commenced operations at the same time.  The principal business of the Issuer is the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Issuer has not generated operating revenues because the properties it currently holds are exploration stage projects. To date the Issuer has relied primarily on private placements to finance exploration expenditures and working capital requirements.

The Issuer trades on the TSX Venture Exchange under the trading symbol “GC”.

3.1 Three Year History

The Issuer has been engaged in mineral exploration properties, primarily in the province of British Columbia.  Management has reviewed a significant number of mineral projects with the objective of acquiring an advanced stage mineral project, which can be developed to production.

During 2000 the Company focused its exploration programs on the Myrtle property near Wells/Barkerville, BC and the Dominion Creek property, located 43 kilometres northeast of Wells, BC.  During 2001 the Company re-directed its BC exploration programs towards the discovery of platinum group elements, adding several small properties to its Boundary Project, centred around Rock Creek, BC.  Also in 2001 the Company entered into a joint venture agreement to form the Costamin International JV, focussing on the development of small, high-grade cobalt-copper oxide deposits in the Democratic Republic of Congo (“DRC”).  During the latter part of 2001 and early 2002 the Issuer conducted metallurgical test work and preliminary engineering related to mining of cobalt-copper oxides in the DRC.  In June 2002 the Issuer decided not to continue its funding obligations to the Costamin JV (see disclosure under “Year Ending December 31, 2002” and “Significant Acquisitions and Significant Dispositions”) and has written off its investment in the Costamin JV.

During 2002 the Issuer shifted its exploration focus back to gold and is currently working to advance its Greenwood Gold Project, located near Greenwood, British Columbia to production. The Greenwood Gold Project is comprised of two key mineral claim packages – the Lexington-Lone Star and the Golden Crown properties – and a gravity-flotation mill (described more fully under “Significant Acquisitions and Significant Dispositions”).

At present the Issuer holds varying interests in sixteen mineral exploration properties in BC, covering 21,000 hectares, including:  the Greenwood Gold Project, located near Greenwood, BC, comprised of five properties (3,200 hectares); the Boundary Project, centred around Rock Creek, BC, comprised of six properties (10,600 hectares); the Welbar Project, located near Wells/Barkerville, BC, comprised of two properties (2,600 hectares); the Domin Project, located 43 kilometres northeast of Wells, BC (3,700 hectares), and the Tommy Jack property, located 150 kilometres north of Smithers, BC (1,200 hectares).

Management continues to evaluate advanced stage exploration mineral properties for potential acquisition and development.

Year Ending December 31, 2000

On February 8, 2000 an agreement was signed, whereby the Issuer would acquire 100% of the issued and outstanding shares of Applied Mine Technologies Inc., a subsidiary of AM Technologies Limited, thereby acquiring Applied Mine Technologies Inc.’s 50% interest in the Domin property and 50.5% interest in the Old Nick property, in consideration of the delivery of 100,000 common shares to AM Technologies Ltd.  The Issuer has a contingent obligation, should the Old Nick or Domin properties advance to commercial production, to pay $500,000 or $50,000, respectively, or the equivalent in the Issuer’s shares.  Applied Mine Technologies Inc. was dissolved effective December 17, 2002 and at that time all of its assets and liabilities, which included 50.5% and 50% interests in the Old Nick and Domin properties, respectively, were transferred to and assumed by the Issuer.

On February 18, 2000 the Issuer closed two non-brokered private placements totaling $51,600 announced December 20, 1999.  The Issuer had received subscriptions and payment for 150,000 flow-through common shares priced at $0.15 per share prior to the December 31, 1999 year end.  The Issuer had also received subscriptions and payment for 66,668 non flow-through units, priced at $0.15 per unit prior to the December 31, 1999 year end.  An additional 127,334 non flow-through units were subscribed and paid for by January 5, 2000.  Each non flow-through unit was comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 for one year prior to January 5, 2001.

Letters of agreement were signed on the Myrtle-Proserpine Property (March 3, 2000) and on the Promise claim group (March 17, 2000), whereby the Issuer would form joint ventures with International Wayside Gold Mines Ltd. (“Wayside”) on these properties.  Under the terms of the Myrtle-Proserpine agreement, Wayside would acquire a 75% joint venture interest in the Myrtle-Proserpine Property by delivering 100,000 Wayside shares and assuming obligations due to Newmont Exploration of Canada Limited by December 31, 2000 under an option agreement dated May 31, 1995, as amended December 5, 1997 and August 24, 1999. The remaining obligations under the Newmont agreement, which Wayside would assume, included a work commitment of $70,000 and a cash payment of $70,000.  The Myrtle-Proserpine agreement was accepted for filing by the Canadian Venture Exchange on May 26, 2000. Under the terms of the Promise agreement, Wayside would acquire a 75% joint venture interest in the Promise claim group by spending $50,000 on the Property prior to December 31, 2001 and by delivering 25,000 Wayside shares to the Issuer.  Pursuant to each agreement, formal joint venture agreements were to be completed within sixty days.  On May 31, 2000 the Issuer determined Wayside was in default of its obligations and terminated the agreements.  Wayside commenced legal action in BC Supreme Court on August 8, 2000, seeking, among other things, a declaration that the agreements continued to remain in good standing.  The Issuer defended the action.  The Issuer was obligated to make the option cash payment of $70,000 due to Newmont by December 31, 2000 and to carry out the exploration work commitments of $70,000 prior to December 31, 2000 to fulfill the obligations under its original option agreement with Newmont.  The dispute was settled in 2001 (see disclosure under Year Ending December 31, 2001).

The Issuer received proceeds totaling $276,850 from the exercise of incentive stock options held by directors, officers, and employees and share purchase warrants issued pursuant to various private placements, during the second quarter of the year.

Effective April 11, 2000 Paul S. Cowley, P.Geo., was appointed to the board of directors and the Issuer’s four-member advisory committee was disbanded.  Also effective April 11, 2000 Fred Sveinson, President and director, was named Chief Executive Officer with Robert Watts remaining as Chairman and director.  Officers and directors of the Issuer were granted a total of 550,000 incentive stock options at an exercise price of $0.36 for a period of five years.  Effective May 26, 2000 Paul S. Cowley was appointed Vice President of Exploration.  Also effective May 26, 2000, the Issuer retained the services of Larkspur Associates Inc. for matters related to business development.  Incentive stock options were granted to officers and consultants of the Issuer for the purchase of 145,000 shares, at an exercise price of $0.25 for a period of five years.  Effective December 4, 2000 Courtney A. Shearer was appointed to the board of directors and Douglas Shearer resigned as a director.  Incentive stock options were granted to directors of the Issuer for the purchase of 100,000 shares, at an exercise price of $0.25 for a period of five years.

On April 17, 2000, an option agreement was signed with the owners of the Dominion Creek property, which is contiguous with the Issuer's Domin property, located 43 kilometres northeast of Wells, BC.  Under the terms of the agreement the Issuer will acquire a 100% interest in the Dominion Creek property in consideration of the delivery of 200,000 shares, cash payments of $550,000, and conducting exploration work to maintain the claims in good standing, over a five year term.  Subsequent to signing this agreement, the Issuer staked additional claims (44 units) contiguous with claims in the Domin and Dominion Creek properties. In October 2000 the Issuer paid a finder’s fee by issuing 30,000 common shares of the Issuer to three individuals with respect to the April 17, 2000 Dominion Creek agreement.  In 2000, the Issuer completed exploration consisting of geological mapping, a stream sediment survey, a soil geochemistry survey, prospecting and a 17-hole, 1,000 metre diamond drilling program.

On May 9, 2000 an agreement was signed with Robert and Donna Miller, Scott Boley and Dunn Creek Management (the “Miller Associates”), whereby the Issuer acquired the Miller Associates’ 22% interest in the Rock Creek Gold Trend Joint Venture to increase the Issuer’s interest in the Rock Creek JV from 22% to 44%.  The Rock Creek Gold Trend Joint Venture exploration property is located near Rock Creek, British Columbia. As consideration, the Issuer issued 56,410 common shares and made a $2,000 cash payment to Miller Associates.  Miller Associates assigned to the Issuer a $7,000 receivable owed by the Rock Creek JV.  The agreement was accepted for filing by the Canadian Venture Exchange on May 31, 2000.

On July 21, 2000 the Issuer closed two non-brokered private placements totaling $166,500, which were announced on June 30, 2000.  The first private placement was for 400,000 units priced at $0.25, with each unit consisting of one common share and two share purchase warrants, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to June 30, 2001 and at an exercise price of $0.45 prior to June 30, 2002.  The second private placement was for 266,000 units priced at $0.25, with each unit consisting of one flow-through common share and one share purchase warrant, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to June 30, 2001 and at an exercise price of $0.45 prior to June 30, 2002.

On August 14, 2000 the Issuer closed a non-brokered private placement totaling $420,000 for 1,680,000 units priced at $0.25, which was announced on August 2, 2000.  Each unit consisted of one flow-through common share and one share purchase warrant, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to August 2, 2001 and at an exercise price of $0.45 prior to August 2, 2002.

On October 26, 2000, the Issuer closed a public financing sold pursuant to a Short Form Offering Document (SFOD). Georgia Pacific Securities Corporation was the agent.  The SFOD was announced on September 21, 2000.  Initially, the Issuer intended to raise $500,000, but the Issuer realized gross proceeds of only $125,000.  The offering price was $0.25 per unit, with each unit consisting of one common share and two share purchase warrants, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to October 26, 2001 and at an exercise price of $0.45 prior to October 26, 2002. Georgia Pacific received a cash commission of 7.5% of the gross proceeds and a corporate finance fee payable in units, equal to 2.5% of the units sold.  In addition, Georgia Pacific received 100,000 Agent’s warrants, with each Agent’s warrant entitling the Agent to purchase one common share at an exercise price of $0.35 prior to October 26, 2001 and at an exercise price of $0.45 prior to October 26, 2002.

Year Ending December 31, 2001

Pursuant to an agreement dated February 22, 2001, the Issuer acquired from Augustine Investments Ltd. 100% interest in the Midway Property, located in the Greenwood Mining Division, subject to a 3.0% net smelter return (NSR) royalty, in consideration for 100,000 common shares of the Issuer.  The Issuer will have the right at any time to purchase up to one half of the NSR (1.5%) in increments of 0.5%, at $250,000 per 0.5% increment.   The transaction was accepted for filing by the Canadian Venture Exchange on March 2, 2001.  Pursuant to an agreement dated April 4, 2001, the Issuer acquired from John Kemp 100% interest, subject to a 3.0% net smelter return (NSR) royalty, in the Rainbow mineral claims, which are contiguous with the Midway Property claims.  The Issuer will have the right at any time to purchase up to one half of the NSR royalty (1.5%) in increments of 0.5%, at $250,000 per 0.5% increment.  The transaction was accepted for filing by the Canadian Venture Exchange on April 17, 2001.

Pursuant to an agreement dated March 6, 2001, the Issuer acquired an option to earn a 100% interest in the Sappho group of claims, located in the Greenwood Mining Division, from the Predator II Syndicate, in consideration of 100,000 common shares and conducting $100,000 in exploration work over a five year period.  The Sappho claims will be subject to a 3.0% net smelter return (NSR) royalty.  The Issuer will have the right at any time to purchase up to one half of the NSR (1.5%) in increments of 0.5%, at $250,000 per 0.5% increment.  The transaction was accepted for filing by the Canadian Venture Exchange effective March 13, 2001.  The Issuer conducted exploration including: geological mapping, heavy mineral sampling, biogeochemical (bark) surveying, soil geochemistry, and trenching on the Sappho property during 2001.

On June 25, 2001 the Issuer signed a memorandum of understanding with Congo Stars Mining SARL (Costamin), a private Congolese corporation, and Peter Ewert of Mission British Columbia to develop and operate mining concessions in the Democratic Republic of Congo (the “DRC”). The Issuer completed its due diligence in August 2001 and on September 6, 2001 the parties signed the Costamin International Joint Venture agreement.  The Issuer and Peter Ewert may each earn a 25% interest in the joint venture by each investing US$250,000 to develop mining ventures and other business opportunities in the DRC. The Issuer will be the manager/operator of the Costamin JV’s mining concessions, at such time as they are acquired. The agreement was accepted for filing by the Canadian Venture Exchange on September 17, 2001 (see further disclosure under “Year Ending December 31, 2002”).

On July 16, 2001 the Issuer closed a non-brokered private placement totaling $135,000, comprised of 900,000 units at $0.15 per unit, which was announced on June 8, 2001.  Of the total, 325,000 units were flow-through units comprised of one flow-through common share and one non-flow-through share purchase warrant; while 575,000 units were comprised on one common share and one share purchase warrant.  Each share purchase warrants entitles the holder to acquire one additional common share at an exercise price of $0.18 per share for a period of one year. Proceeds from the flow-through portion of the private placement are to be used for qualifying expenditures on the Issuer’s Canadian exploration properties, while proceeds from the non-flow-through units are for working capital. The private placement was accepted for filing by the Canadian Venture Exchange on July 12, 2001.

On July 18, 2001 the Issuer and Wayside announced the settlement of their ongoing legal dispute in relation to the Myrtle-Proserpine and Promise properties (see “Year Ending December 31, 2000 above”).  Under agreements dated June 8, 2001 the Issuer has granted to Wayside an option to acquire a 50% interest in the Myrtle-Proserpine and the Promise properties in consideration of which Wayside agreed to issue 300,000 Wayside common shares and incur exploration expenditures of $250,000 on or before December 31, 2005 on each of the two properties.  Transfer of title of the Myrtle-Proserpine crown grants from Newmont Exploration of Canada Limited to the Issuer, pursuant to the May 31, 1995 agreement whereby the Issuer was granted to option to acquire 100% interest in the Myrtle-Proserpine properties, subject to a 3.0% net smelter return royalty, was completed in October 2001.

On October 11, 2001 the Issuer closed a non-brokered private placement totaling $93,700 comprised of 449,666 flow-through and 174,999 non-flow-through units sold at $0.15 per unit, which was announced on August 23, 2001.  The flow-through units were comprised of one flow-through common share and one non-flow-through share purchase warrant and the non flow-through units were each comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $0.18 per share for a period of one year.  The private placement was accepted for filing by the Canadian Venture Exchange on October 4, 2001.

Year Ending December 31, 2002

On January 18, 2002 the Issuer closed a non-brokered flow-through private placement totaling $253,850.  The private placement, announced December 19, 2001, was for up to 1,333,333 units priced at $0.15 per unit, with each unit comprised of one flow-through common share and one non-flow-through share purchase warrant, was subsequently amended on December 31, 2001 to increase the number of units offered to 1,692,333 units.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.20 for a period of one year.  The private placement was accepted for filing by the Canadian Venture Exchange, subsequent to the 2001 year end, on January 7, 2002.

On April 30, 2002 the Issuer closed a non-brokered private placement totaling $250,000 comprised of up to 1,666,666 units sold at a price of $0.15 per unit.  Each unit was comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.18 per share for a period of one year.  The private placement was accepted for filing by the Canadian Venture Exchange on April 29, 2002.

Pursuant to an option agreement dated May 10, 2002, the Issuer may acquire 100% interest, subject to a 2% net smelter return royalty, in the Tommy Jack mineral property, located 150 kilometres north of Smithers, BC, in consideration for cash payments totaling $315,000; issuance of 200,000 shares; and by carrying out staged exploration programs over an eight year period. The transaction was accepted for filing by the TSX Venture Exchange on May 16, 2002.  In July 2002 the Issuer conducted an initial surface evaluation of the Tommy Jack property, including trenching, mapping, and sampling.

On May 6, 2002, the Issuer announced the grant of incentive stock options to directors and consultants of the Issuer for the purchase of 845,000 shares, exercisable on or before May 6, 2007, at an exercise price of $0.15 per share.  The transaction was accepted for filing by the TSX Venture Exchange on May 13, 2002.

On June 26, 2002 the Issuer reported that it had decided not to continue its funding obligations to the Costamin JV in the Democratic Republic of Congo due to the uncertain political and economic climate.  As a result the Issuer will not acquire any equity interest in the Costamin JV and its investment has been written off.

The Issuer conducted a two-phase biogeochemical (bark) survey, heavy mineral, and rock sampling on its 100% owned Caramelia property, located near Rock Creek, BC.

Commencing in the third quarter of 2002, the Issuer entered into a number of agreements to acquire mineral properties and mineral processing assets located near Greenwood/Grand Forks, British Columbia, to form the Greenwood Gold Project (see “3.2 Significant Acquisitions and Significant Dispositions”).

Effective November 20, 2002 the Issuer became a reporting Issuer in the United States pursuant to a 20-F registration statement filed by the Issuer with the United States Securities Exchange Commission (the “SEC”).

On November 21st, 2002, the Issuer closed a non-brokered private placement for total proceeds of $83,110, which was announced on September 18th, 2002.  Subscriptions for 312,366 flow-through units priced at $0.15 were received,  each unit comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant exercisable prior to December 31, 2002, at an exercise price of $0.20 per share.  Subscriptions for 241,700 non-flow-through units priced at $0.15 were received, each unit comprised of one common share and one non-transferable share purchase warrant, with each warrant exercisable prior to November 14, 2003, at an exercise price of $0.20 per share. The private placement was accepted for filing by the TSX Venture Exchange on November 14, 2002.

Year to Date - January 1st to May 16, 2003

Subsequent to the fiscal year ending December 31, 2003 the Issuer closed a non-brokered private placement on January 22, 2003, for total proceeds of $30,000, which was announced on December 31, 2002.  Subscriptions for 200,000 flow-through units, priced at $0.15 were received, with each unit comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant. Every two share purchase warrants entitle the holder to purchase one additional common share, at an exercise price of $0.20 per share, prior to December 31, 2003.

On February 3, 2003 the Issuer announced that it had entered into an investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”), a London, UK based company to arrange £ 2.4 million production financing for the Issuer’s Greenwood Gold Project.  Pursuant to the agreement ORCH will issue to the Issuer 4,800,000 units in the capital of ORCH at the deemed price of £ 0.50 per unit and the Issuer will in return issue to ORCH a secured loan note in the amount of the principal of £ 2.4 million.  The note issued by the Issuer will be for a term of 3 years and will bear interest at the rate of 12% per annum.  The note is repayable at any time by the Issuer by delivering to ORCH gold bullion at the fixed price of US$ 315 per ounce or the cash equivalent at ORCH’s discretion.  The Issuer has agreed to set aside from the proceeds realized from the sale of ORCH units, an amount sufficient for the first two years’ interest.  In addition, the Issuer will issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Issuer at $0.30 per share in the first year and $0.35 per share in the second year.  A finder’s fee will be payable to Mr. Peter Maclean of Vancouver by the Issuer. The transaction is subject to acceptance for filing by the TSX Venture Exchange.

On April 10, 2003 the Issuer announced that it had closed a non-brokered private placement totaling $210,500.  Subscriptions for 842,000 flow-through units, priced at $0.25 per unit, each comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common shares, at an exercise price of $0.30 per share, prior to April 2, 2004.  Finder’s fees totaling $9,850 were paid pursuant to the private placement.  The transaction was accepted for filing by the TSX Venture Exchange on April 2, 2004.

On April 17, 2003 the Issuer announced that it had entered into an option agreement with Jantri Resources Inc., (“Jantri”) (TSX-V: JNT.T), whereby Jantri may earn a 50% interest in the Issuer’s Caramelia mineral property, comprised of 44 mineral claims (120 units), located 15 kilometres northwest of the town of Rock Creek, BC, in the Greenwood Mining Division, subject to acceptance for filing of the transaction by the TSX Venture Exchange.  In consideration Jantri will make cash payments of $150,000, issue 600,000 common shares, and conduct exploration programs totaling $500,000 over a period of five years.

3.2

Significant Acquisitions and Significant Dispositions

Significant acquisitions and dispositions during the most recently completed financial year include:

Greenwood Gold Project

The Greenwood Gold Project is comprised of two core property groups – the Lexington-Lone Star and the Golden Crown (including the Winnipeg-Golden Crown, Century Gold, Zip, and JD claims), and the Roberts Mill, all located near Greenwood, BC.

In July 2002 the Company entered into an option agreement to acquire 100% interest in the Lexington-Lone Star property, subject to non-overlapping royalties, (either a 2.5% net smelter return (“NSR”) or a net profits interest (“NPI”), from Minterra Resource Corp. (formerly Britannia Gold Corp.) in consideration for delivery of 1,750,000 common shares, conducting $250,000 in exploration expenditures over a two year period, and by making a cash payment of $250,000 prior to December 5, 2003.  The Lexington-Lone Star property, located in the Boundary-Republic mining camp, hosts two gold-copper deposits and numerous showings.  Minterra Resource Corp. had expended approximately $2.9 million dollars, including completion of a 900-metre decline and 300-metre ventilation raise to access the Grenoble/Main zone deposit, prior to 1998.

In August 2002 the Company entered into an option agreement to acquire 100% interest in the Winnipeg-Golden Crown claims, subject to a 2.5% NSR royalty, from Dynasty Motorcar Corporation, in consideration for delivery of 1,000,000 common shares and cash payments of $150,000 over a fifteen-month period.  Prior underground development on the Golden Crown properties, includes completion of a 1,100 metre adit.

In September 2002 the Company entered into agreements to acquire a 100% interest in the Century Gold, Zip, and JD claims, which surround and are contiguous with the Winnipeg-Golden Crown claims.  The Company may acquire a 100% interest from Novra Technologies Inc. in the Century Gold claims, subject to an underlying 4.5% NSR royalty, which will reduce to a 2.7% NSR royalty after payment of the first $300,000 in royalty payments, in consideration for delivery of 400,000 common shares and by making cash payments totalling $75,000 over a two-year period.  A series of auriferous massive sulfide veins, on the Century Gold ground, including near surface targets, have for the most part been under-explored.  Recent trenching in 1998 led to the discovery of the Tiara Vein, a steeply dipping, massive sulfide body, traceable on surface for 90 metres. The Company may acquire a 100% interest in the JD claims from John Kemp, Don Hairsine and George Nakade, subject to a 2.5% NSR royalty, in consideration for cash payments totalling $97,500, delivery of 300,000 common shares, and conducting $250,000 in exploration expenditures over a four-year period.  The Company acquired 100% interest in the Zip mineral claims from John Kemp, subject to a 1.5% NSR royalty, in consideration for a cash payment of $500 and delivery of 25,000 common shares.

Also in September 2002 the Company entered into an option agreement with Bow Mines Ltd. to acquire 100% interest in the Roberts Mill, located 5 kilometres south of Greenwood, BC in consideration for cash payments of $336,000 over a six-year period and delivery of 400,000 common shares over a two-year period.  The Company will also pay a tonnage royalty dependent on the price of gold ($1.50 per tonne, if the price of gold is < $400/ounce and $2.00 per tonne, if the price of gold is >$400/ounce) on the first 500,000 tonnes processed at the mill.

The Company plans on advancing the Greenwood Gold Project to production, subject to completion of permitting and financing.  The Company also intends to rehabilitate and expand the Roberts Mill, which is a gravity-flotation mill, and carry out an underground bulk sample from the Lexington property Grenoble/Main Zone deposit, with the intent of achieving commercial production.  Other surface and underground exploration programs are planned for the Lexington property and the Golden Crown property. Management will continue to evaluate other exploration properties in the Greenwood area.

Costamin JV

In September 2001, the Issuer entered into the Costamin International Joint Venture, whereby the Issuer would earn a 25% interest in the Costamin JV by investing US$ 250,000 to develop and operate mining concession in the Democratic Republic of Congo (the “DRC”). On June 26, 2002 the Issuer reported that it had decided not to continue its funding obligations to the Costamin JV in the DRC due to the uncertain political and economic climate.  As a result the Issuer will not acquire any equity interest in the Costamin JV and its investment has been written off.

3.3

Trends

Over the past several years, base and precious metals prices have, for the most part, been depressed, enabling the Issuer to acquire mineral exploration properties in British Columbia at reasonable cost.  Financing market conditions have also been difficult. The Issuer has been able to take advantage of flow-through financing to advance its Canadian-based exploration projects.

The sustained upward trend in gold price since early 2002 has led the Issuer to focus on gold projects, including its Greenwood Gold Project, which may be advanced to production with minimal capital.  Management will continue to evaluate and acquire additional mineral properties, which fit the Issuer’s corporate strategy.

ITEM 4:

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1

General

The principal business of the Issuer is the evaluation, acquisition, exploration, and, if warranted, the development and operation of mineral resource properties of merit.

The Issuer’s directors and management team are experienced at evaluating mineral resource properties and with the development, construction, and operation of mines. Management has been actively searching since January 1999 for advanced stage exploration mineral properties that can be acquired by purchase, option or joint venture and placed into production relatively quickly. The Issuer has focused its search on precious and base metal properties primarily in North and Central America of a size that would not interest a major mining company, but which could be developed with modest capital investments and operated profitably at current metal prices.

The Issuer is focussing on advancing its Greenwood Gold Project to production.  The Issuer will evaluate any opportunity to acquire and add value to the earlier stage properties in its portfolio.  Management has compiled, in conjunction with consulting geologists, data and reports on the Issuer’s mineral properties.  Management continues to consolidate and maintain its exploration properties within the tight financial constraints of general market conditions.  The Issuer continues to advance its portfolio of exploration properties through success contingent, staged exploration programs.

Mineral exploration and development is subject to numerous and substantial risks, which may include:

a) Development Stage:  The Issuer is in a development stage and it has no history of pre-tax profit.  There can be no assurance that the Issuer’s operations will be profitable in the future.  The Issuer has no producing properties and, consequently, no operating income or cash flow from operations.

b) Allocation of Funds:  Independent engineering reports concerning the Issuer’s properties have been prepared and include recommendations for exploration.

c) Legislation Policies and Profitability:  Any exploration operations carried on by the Issuer will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, aboriginal land claims, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious metals which is influenced by many factors including changing production costs, the supply and demand for precious metals, the rate of inflation, the inventory of precious metal producing corporations, the political environment and changes in international investment patterns.

d) Operating Hazards and Risks:  The Issuer may become subject to liability for hazards of mineral exploration against which it cannot insure or against.  Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the Issuer’s financial position.

e) Requirement of New Capital:  As a development stage company without revenues, the Issuer will need more capital than it presently has available. In the past, the Issuer has had to raise, by way of equity financing, considerable funds to meet its needs for the acquisition of mineral properties, exploration, and working capital.  There is no guarantee that the Issuer will be able to continue to raise funds needed for its business.  Failure to raise the necessary funds in a timely fashion will limit the Issuer’s growth.

f) Exploration and Development:  All of the resource properties in which the Issuer has an interest or a right to acquire an interest in are in the exploration stages only and are without a known body of commercial ore.  Development of the Issuer’s resource properties will only follow upon obtaining satisfactory results.  Exploration for and the development of natural resources involves a high degree of risk and few properties which are explored, are ultimately developed into producing properties.  There is no assurance that the Issuer’s exploration and development activities will result in any discoveries of commercial bodies or ore.  The long term profitability of the Issuer’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures may be required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify the commercial operations or that the funds required for development can be obtained on a timely basis.

g) Fluctuating Prices:  The Issuer’s revenues, if any, are expected to be in a large part derived from the extraction and sale of base and precious metals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Issuer’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction on the price of base and precious metals, and therefore the economic viability of any of the Issuer’s exploration projects, cannot accurately be predicted.

h) Environmental Factors:  All phases of the Issuer’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer’s operations.  Certain properties of the Issuer are in close proximity and/or overlap provincial park boundaries.  As such this may impair the Issuer’s ability to develop such properties.

i) Competition:  The resource industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Issuer’s ability to acquire suitable properties for exploration in the future.

j) Options and Joint Ventures:  The Issuer may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreement to which it is a party and the Issuer may have its interest in such properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Issuer may be unable to finance the cost required to complete recommended programs.

k) Title to Assets:  Although the Issuer has or will receive title options for any properties or concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.    Claims may be made by aboriginal peoples that call into question the rights granted pursuant to existing legislation.

l) Management:  The Issuer is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Issuer.

4.2

British Columbia Mineral Exploration Properties

The Issuer has a portfolio of British Columbia based mineral properties covering 21,000 hectares within four main project areas – the Greenwood Gold Project in the Greenwood Mining Division, the Boundary Project in the Greenwood and Osoyoos Mining Divisions and the Welbar and Domin Projects in the Cariboo Mining Division – and the Tommy Jack mineral property located in the Omineca Mining Division.

The Issuer’s principal mineral project is the Greenwood Gold Project.  The following information on the Greenwood Gold Project has been summarized from the following technical reports, which are filed on SEDAR at www.sedar.com and are available for review during normal business hours at the Issuer’s offices at Suite 550 – 580 Hornby Street, Vancouver, BC:

*

Geological Report Lexington-Lone Star Property prepared for Gold City Industries Ltd. by Paul S. Cowley, P.Geo., September 16, 2002.

*

Geological Report Winnipeg-Golden Crown Property prepared for Gold City Industries Ltd. by Paul S. Cowley, P.Geo., September 17, 2002.

4.2.1

Lexington-Lone Star Property - Greenwood Gold Project

Property Description and Location

The 2,300 hectare Lexington-Lone Star gold-copper property straddles the Canada-United States border and is centered on an area south of Greenwood, B.C., nine kilometres west of Grand Forks, B.C. and 42 kilometres north-northwest of Republic, Washington. The British Columbian claims are located within the western half of the Greenwood Mining Division in south central British Columbia, Canada. The Washington state claims are located in Ferry County. The claims, on NTS map sheet 82E/02E are centered on 49o 00’ 35’’ N and 118o 37’ 00’ W.

The Lexington-Lone Star property is comprised of a series of contiguous British Columbian patented crown granted, located and reverted Crown-granted mineral claims, and mining leases claims, and Washington State patented lode claims and private mineral rights totalling approximately 2,300 hectares. The overall dimensions of the holdings measures about 8.5 kilometres long by up to 5 kilometres wide. The British Columbia claims have been verified to be valid and current. The British Columbian crown granted claims have been legally surveyed. The British Columbian mineral claims have not been surveyed. The Washington State claims and private rights, according to John Greenslade, President of Minterra Resource Corp., are owned 100% by BGP Resources Inc. a Washington State Corporation and a wholly-owned subsidiary of Minterra, subject to a 2.5% Net Smelter Return royalty payable to the former owners. All taxes are currently paid up to date on the Washington claims. The claims are tabled below:

Table 1: Lexington Claims, Greenwood Mining Division

Claim/Lot Number	Claim Name	Claim Status	No. of Units	Area (ha)
L614	Oro	Crown Grant	1	6.75
L621	Lincoln	Crown Grant	1	7.34
L622	City of Paris	Crown Grant	1	7.38
L645	Lexington	Crown Grant	1	8.36
L682	New St. Maurice	Crown Grant	1	19.67
L791	Number Four	Crown Grant	1	7.12
L955	Golden Cache Frac	Crown Grant	1	14.34
L1095S	N D Des Mines Frac	Crown Grant	1	8.7
L1096S	Oro Fraction	Crown Grant	1	1.54
L1152	Puyallup	Crown Grant	1	6.15
L1161	City of Denver	Crown Grant	1	9.43
L2013	City of Vancouver Fr	Crown Grant	1	9.41
L2918	Richmond Fraction	Crown Grant	1	20.62
214906	BEAU 1	20030529	1	18
214907	BEAU 2	20030529	1	12
216289	ML	20030628	1	17.87
216290	ML	20030628	1	26.84
396884	LEX-2	20030927	1	4
214163	NEW JACK OF SPADES	20040112	1	20.33
214164	CUBA	20040112	1	19.19
214165	ST. LAWRENCE	20040112	1	16.75
214193	LSE #1	20040112	1	25
214194	LSE #2	20040112	1	25
214195	LSE #3	20040112	1	25
214196	LSE #4	20040112	1	25
214206	EXCELSIOR	20040112	1	18.77
214521	ST. MAURICE FR	20040112	1	6
214536	BING	20040112	20	330
214537	BRUCE	20040112	9	115
214697	IRON KING	20040112	20	450
214763	DANDY	20040112	20	310
214851	MARIE STUART	20040112	1	2.4
214942	NO. 5	20040112	1	12
215207	OR-2	20040112	1	12
215208	OR-3	20040112	1	18
215209	OR-5	20040112	1	25
215210	OR-6	20040112	1	20
215211	OR-7	20040112	1	25
215212	OR-8	20040112	1	25
215213	OR-9	20040112	1	25
215214	OR-10	20040112	1	25
215215	OR-11	20040112	1	25
215216	OR-12	20040112	1	25
216438	JEAN FR.	20040112	1	1
216439	JEAN #11	20040112	1	5
216440	NO.7-1	20040112	1	20
216441	NO.7-2	20040112	1	20
216442	NO.7-3	20040112	1	22
216443	NO.7-4	20040112	1	20
216665	NO. 7.-7	20040112	1	22
216666	NO. 7.-8 FR.	20040112	1	5
216667	NO. 7.-5	20040112	1	25
216668	NO. 7.-6 FR.	20040112	1	10
396883	LEX-1	20040112	1	4
396885	LEX-2	20040112	1	3
329897	BRIT #1	20070112	1	2
329898	BRIT #2	20070112	1	3
329899	BRIT #3	20070112	1	5
336714	BRITANNIA #1	20070112	1	18
336715	BRITANNIA #2	20070112	1	25
351094	B.G.C.	20080112	1	20

Table 2: Lone Star Claims, Ferry County, Washington

Patented Lode Mining Claims		Private Mineral Rights, 340 acres, Ferry County
Claim Number	Claim Name

Approximately 340 acres of private owned mineral rights only on lands listed below:

The Southwest Quarter of the Southwest Quarter (SW1/4SW1/4) and the South Half of the Northwest Quarter (S1/2NW1/4) of Section One (1); the Southeast Quarter of the Northeast Quarter (SE1/4NE1/4), and Govt. Lots Twelve (12) and Twenty-eight (28) of Section Two (2); the Northwest Quarter of the Northeast Quarter (NW1/4NE1/4), Govt. Lot One (1) of Section Eleven (11); the Northwest Quarter of the Northwest Quarter (NW1/4NW1/4) of Section Twelve (12); all in Township Forty (40) North, Range Thirty-Three (33) E.W.M.

Together with the rights and privileges to prospect the same for any and all ore, precious metals, minerals, or any other valuable materials including but not limited to copper, gold, silver, lead, zinc, uranium, platinum, tungsten, or any and all minerals, and mine and extract the same, and to sell, mill, or smelt or otherwise reduce the same.

349	Lone Star
349	Washington
679	Sunset
679	Sunrise
607	Prytis
670	Helen
531	Shonee No. 2
1031	Shawnee (aka Shonee)
1031	Pauline Fraction
1031	Carter
1031	Arthur Jr.
1031	Houck
1031	Walter
1031	Primrose Fraction
1031	Black Diamond
1031	Snowstorm
1031	Motherlode

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The 2,300 hectare Lexington-Lone Star gold-copper property straddles the Canada-United States border and is centered on an area south of Greenwood, B.C.. The British Columbian claims are easily accessible by paved provincial highway to the Greenwood area (i.e. Crowsnest Highway No. 3), followed by a choice of four different gravel access roads (McCarren Creek Road, Hartley-Phoenix Road, Phoenix Ski Hill Road and May-Gibbs Creek Road) that link to the Phoenix-Lone Star Haul road. At the 17 kilometre mark on the Haul Road, the City of Paris road runs west about 1.3 kilometres to the Grenoble/Main Portal. Access to the Washington State claims is gained by traveling south on Highway 21, from the Danville border crossing 3 kilometres west of Grand Forks, for 7 kilometres to the Goosmus Creek Road, then up the east side of Goosmus Creek for about 7 kilometres. The nearest full-service airport on the BC side is at Penticton.

The regional terrain is rolling and has an elevation range of approximately 300 to 2,000 meters. The claims occur at elevations between 900 and 1,600 metres. Mt. Wright, Mt. McLaren and Rusty Mountain stand on the property. Goosmus, Stacey and Gibbs Creeks cut the area. In the area, generally the higher elevations are forest covered while the lower elevations are grass ranch land. The forest cover is second growth Ponderosa Pine, Douglas Fir and Larch with minimal underbrush. The area in encompassed in the Kettle Provincial Forest Department and lies between Boundary, Eholt and July Creeks. The largest drainage basin in the district is the Kettle River basin 8 kilometres west of the claims.

The climate is quite dry, with hot summers accompanied by little rainfall. Snowfall is generally less than 1 metre. Work could be carried out year round with minimal road ploughing to gain access during winter months as much of the Lone Star-Phoenix Haul Road is ploughed and maintained year round.

The area has exceptional infrastructure available in the immediate area to support mining. A natural gas pipeline and power line run close to the north limits of the property. There is a large, skilled workforce of trades and technical professionals as well as equipment suppliers available throughout the region. Most services can be obtained from Grand Forks, Osoyoos and Penticton, BC.

The claims cover a large area and there are level parts of the property amenable to a processing facility, however an appropriate location for any tailings facility on the claims would require further investigation.

History

The history of exploration and mining in the area of the Lexington - Lone Star Property is punctuated by bursts of intense activity. In the early days, the area had various names such as White’s Camp, Attwood’s Camp and Douglas Camp. The earliest developments in the area were underground exploration on the City of Paris, Lincoln, Mabel, and Oro claims.

In 1897 the Lone Star produced a bulk sample of 1,700 tons. Intense development and production from 1898 to 1901 saw ore shipped from the Lexington, City of Paris and other proximal claims to the Granby smelter. In 1902, underground work commenced on the No. 7 Mine culminating in approximately 1,000 tons shipped by 1903. In 1909, the property was acquired by Consolidated Mining and Smelting Co. where they continued underground development, installed an aerial tram to the Boundary Falls mill and shipped over 5,000 tons between 1910 and 1913.

The B.C. Copper Co. acquired the Lone Star in 1908 and also built an aerial tramway to the Boundary Falls smelter. Between 1910 and 1918, 160,000 tons were shipped. Low copper prices forced the closure of all of the mines in the area by 1920.

Precious metal interest began in the 1930’s. A few tons were shipped from the City of Paris Group to Trail between 1927 and 1940. In addition, a new shaft was sunk on the Mabel claim where a few tons were produced.

In 1951 Attwood Copper Mines Ltd. started assembling a large land package in the area. By 1953 they acquired the Lone Star from Eugene Mining Co. Attwood opened the old workings and conducted mapping, sampling and diamond drilling. In 1955 Granby Mining optioned the Richmond and Lone Star from Attwood and conducted diamond drilling at the old workings.

In 1959, an airborne geophysical survey was flown over the Canadian portion of the property by Lundberg Exploration.  The Richmond and Lone Star was optioned to Moneta Porcupine in 1961 who conducted drilling and geophysical surveys.  In 1962, King Midas Ltd. assembled many of the old Crown-granted claims, carrying out surface and underground exploration on Lincoln and Mabel.

From 1967 onward there has been more intense exploration and development on the property with minor lulls. Between 1967 and 1970 Lexington Mines Ltd. acquired the Lexington and expanded the land package to include all of the current Canadian claims. Lexington Mines Ltd. completed an extensive program of geological, geochemical and geophysical surveys, bulldozer trenching, diamond drilling and underground rehabilitation resulting in the discovery of the Grenoble/Main Zone and others.  During this period Silver Standard and Kenogamisis Gold Mines optioned the Richmond, exploring the ground between Richmond and Lone Star by drilling and geophysics. Falconbridge surveyed the Lone Star and claims to the south in 1969. Israel Continental conducted a drill program on Richmond and Lone Star from 1970 to 1971.

Granby optioned the Lexington in 1972 forming a joint venture with Coastal Mining and optioned the Richmond and Lone Star. The Lexington received drilling in 1972, Lone Star in 1973-1975 and Richmond in 1976. In 1974, Aelenian Resources optioned Lexington and drilled in the Grenoble/Main Zone area in 1975. Granby Mining Co. open pitted the Lone Star trucking about 400,000 tons to Phoenix during 1977-1978. Azure Resources acquired the Lone Star in the early 1980’s, conducting surface exploration and drilling in 1981-1985. U.S. Borax and Kennecott Exploration carried out the last detailed geological mapping and drilling program on the Lone Star in 1989-1991, bring the total number of percussion and diamond drill holes in the Lone Star area to date in excess of 300.

In 1979 Grenoble Energy acquired the key Lexington claims and drove a test adit into the Grenoble/Main Zone in 1980. Twenty underground holes were drilled into the Grenoble/Main Zone from the new workings. In 1981 Teck Corp. optioned Grenoble’s holdings in addition to the Richmond area claim and completed 47 drill holes by 1983.  Between 1984 and 1986 Canadian Pawnee Oil Corp. acquired much of the property on the British Columbia side of the border. Surface geophysical and geochemical surveys and 33 diamond drill holes were completed in 1986-1988.

Britannia Gold Corp. assembled the various holdings into the current property in 1991. Between 1993 and 1997, Britannia conducted a systematic exploration program including data compilation, detailed mapping of the Goosmus Shear Zone, surface inducted polarization and magnetometer surveys, underground rehabilitation and mapping, re-logging of previous drill holes, bulldozer trenching and diamond drilling.

In a 1992 report, Wortman conducted a study of proposed mining methods. He provided a preliminary mine proposal for simple mechanized mining system of 30,000 tons/year for an operation of 3-4 years considering a ramp and room and pillar. Costs of the operation were estimated at operating cost of $65/ton including development, equipment and materials, labour, transport of ore, milling and administration and a capital cost of $1.23 million.

In 1995, Bren-Mar Resources Ltd. formed a joint venture with Britannia Gold Corp. to complete underground testing of the Grenoble/Main Zone. The design of the decline, crosscuts into mineralization, and underground drilling were for detailed definition of the ore body geometry, evaluation of grade continuity and assess ground stability conditions, all necessary for detailed planning of possible production stoping in the future including precise mining method, location of test stopes and pillars, ground support methods.

In May 1995 an initial bulk sample permit application was tabled and authored by M. Ball. Mine discharge was to recirculate to existing underground settling pond.  Notice of Work for the Underground development of up to 25,000 TPY and milling facility upgrade was tabled March 1996 and authored by S. Butler. In April 1996 an application for underground development of 20,000 TPY from Lexington was filed and authored by Sean Butler. The mining proposal was for ramp and pillar or, eventually ramp and drift and pillar. Where the ore deposit becomes flatter, stopes with a rib pillar arrangement would be converted into room and pillar. Where the ore body is thick enough, the mining method would be to block out vertical stopes. The proposal indicated this would be an exploration program with a 10,000 tonne sample in the first year to confirm the deposit continuity, mining method and metallurgical process. In the second year a further 10,000 tonnes was proposed while exploring targets such as TG-81 and the Northwest Zone, each demonstrating favourable drill results.

Eventually a 200 tonne sample permit was granted which aloud the initiation and completion a 900 metre long decline, three cross-cuts and 28 underground drill holes by spring 1997.

In May 1996 Sean Butler authored and tabled an application for Tailings Impoundment Development and Mill Operation of a 20,000 TPY of Ore at the Roberts Creek Mill. Klohn-Crippen was retained to design the tailings impoundment. Trenching was performed in April 1996 to characterize the sub-surface conditions. Groundwater was encountered at 3.4 metres and deeper in unconsolidated material below the low permeability surface horizon near bedrock. The area of the impoundment contains talus and coarse rocky outcrops on surface and shallow to deep unconsolidated overburden (silt, sand and gravel). In Klohn-Crippen’s report of May 1996 it was stated that the existing impoundment is permitted for an additional 5,000 tonnes and that the proposed site for a new impoundment (in the same drainage as the existing tailings pond) is upstream from the 1980 design, to minimize impact on a wet area downstream of the dam.

The Company was granted a 2,000 tonne bulk sample permit in the spring of 1997. The JV with Brenmar was subsequently terminated, leaving Britannia with 100% interest in the project.  Faced with adverse market conditions and falling gold price, Britannia Gold shelved the project at that time.

Geological Setting

Regional Geology

Fyles (1990) has performed the most recent mapping of the Greenwood district, previously mapped by Little (1983) and Church (1986). As the distribution of rocks in the area are controlled by a series of faults, both Jurassic-aged thrust faults and Tertiary-aged extensional and detachment faults, an understanding of the regional and local structure is essential in understanding the geology. Many of the important mineral deposits in the area are directly related to the major tectonic and structural features

Fyles has Paleozoic and Mesozoic rocks lying in a series of thrust slices above a high grade metamorphic basement developed from the Okanagan gneiss domes with a general northward dip of lithologies. The two high grade metamorphic suites in the region are the Grand Folks Gneissic Complex and the Tenas Mary Creek Complex. The Grand Forks Complex is a fault-bounded, uplifted block of cratonic crust lying east of a north-trending normal fault two kilometres east of the property. The Tenas Mary Creek complex is an uplifted domal succession that lies 4 kilometres southwest of the property.

Unconformably overlying Okanagan gneiss domes are firstly rocks of the late Paleozoic-aged Knob Hill Group which has a volcanic affinity, composed principally of chert, greenstone and related intrusives and serpentinite. Serpentinite bodies often marking thrusts represent part of a disrupted ophiolite sequence from the late Paleozoic-aged Knob Hill Group. The serpentinite as lenticular bodies to continuous sheets often exhibit Fe-carbonate alteration likely associated with the thrusting episode. Clasts of serpentinite in Middle Triassic conglomerate indicates a probable Permian age for the serpentinite. Knob Hill rocks are intruded by the Old Diorite, a hornblende diorite of variable texture that is cut by many veins and dated as Late Permian or older. The late Paleozoic Attwood Group unconformably overlies the Knob Hill Group. The Attwood Group is composed of sediments and volcanics, chiefly argillite, siltstone, limestone and andesite. Triassic-aged Brooklyn Formation unconformably overlies the older units and consists of limestone, clastic sediments and pyroclastics. The copper-gold skarns in the area such as Phoenix, Oro Denoro and Mother Lode-Greyhound are hosted in Brooklyn rocks.

A major compressional tectonic event in the Mesozoic resulted in the development of the five thrust faults in the region generally trending west or west-northwest and dip low to moderately to the north and identified by Fyles (1990). The lowest thrust sheet overlies the Tenas Mary Creek Core Complex along the White Mountain Fault 4 kilometres southwest of the property. The hangingwall of this thrust sheet is confined by the No. 7 Fault. The thrust sheet is composed of Attwood Group metasediments and Brooklyn greenstone. The No. 7 Fault also forms the footwall of the next thrust sheet with the Wright Mountain Fault forming the hangingwall. Lithological units in this second thrust sheet are Knob Hill and subordinate Brooklyn Formation.  All of the significant mineralization and deposits on the Lexington-Lone Star property are spatially and genetically associated with the No. 7 Fault.

Two Mesozoic intrusive episodes are recognized in the area and cut the above units, the Jurassic-aged Lexington Porphyry and Cretaceous-aged Nelson intrusions that form satellites from major batholiths.

Two Tertiary extensional events created two sets of important extensional faults. A series of steep northerly-trending normal faults offset all rock units and includes many major faults, forming graben and horst boundaries. The Republic Graben is bounded to the west by the Bacon Creek Fault. The Beacon Creek Fault seems to terminate just south of the Lone Star Mine, but northeast-trending faults may represent the splayed continuations of the Beacon Creek Fault. The second Tertiary event is shown in steeply dipping northeasterly trending faults with dextral and west side down movement. Commonly in the vicinity of principal Tertiary faults are accompanying lesser faults with smaller sympathetic offsetting.

Tertiary-aged volcanics and sediments unconformably overly older rock units, essentially controlled by the Tertiary-aged faulting.  Eocene-aged Scatter Creek diorite dykes and pulaskite Coryell stocks and dykes also intrude older rocks.

Property Geology

The geology of the Lexington-Lone Star Property is strongly influenced by the No. 7 Fault. The fault has an arcuate northeasterly trace, convex to the northeast with a moderate northeast dip. The western footwall of the fault zone is marked by a tabular serpentinite, locally called the Lower Serpentinite. A similar sheet, the Upper Serpentinite marks the hangingwall. These two serpentinite units are separated by a 300 metre thick package locally termed the “Dacite” on the British Columbia side. The Dacite package is composed of a complex assemblage of quartz and quartz-feldspar porphyry, felsic volcanic breccia or sharpstone conglomerate, andesitic lapilli tuff and crystal and lithic tuffs. This package is locally intruded by Shasket Creek andesite dykes and sills, Eocene-aged Scatter Creek diorite dykes and Eocene-aged Coryell pulaskite dykes.

The key stratigraphic package described above related to the No. 7 Fault Zone persists on both sides of the border although different names are used. The Lower and Upper Serpentinite units remain the same; however, the intervening unit termed Dacite on the Canadian side is termed the Upper IV unit (intermediate volcanics and volcaniclastics) on the US side. The Upper IV unit comprises massive intermediate volcanics (andesite-dacite) which are locally porphyritic, foliated, bleached, sheared, and silicified and pyritized and generally weakly to highly serpentinized. The Lower Serpentinite unit is underlain by the Lower IV unit.

The Lower Serpentinite is a dark green to black massive aphanitic unit commonly magnetite-rich. The Lower Serpentinite does not appear to be as texturally or compositionally as variable as the Upper Serpentinite. The Upper Serpentinite varies from serpentinized mafic to ultramafic rocks to laminated and massive talc schists with some interbeds of serpentinized intermediate volcanic. The Upper Serpentinite is locally altered to listwanite with minor white quartz veins. The Lower Serpentinite-Dacite contact is locally a strong zone of shearing and in the area of Lone Star is accompanied by silicification.

Ebisch (1990, 1991) describes the Upper and Lower Serpentinite on the US side as sub parallel and gently south dipping and locally anticlinal along a north trending axis located over the Lone Star Mine open pit. The east limb dips 20 to 40o eastward.

A number of late northeast to north trending normal faults cut and offset the sequence as much as 250 metres. Dykes of Eocene Scatter Creek and Coryell dykes often intrude along these Tertiary faults.

Mineralization

The Greenwood area is a strongly mineralized region, ranking sixth largest in gold production in British Columbia, with 1.2 million ounces of gold. Much of the production was from the Phoenix copper-gold skarn, 9.5 kilometres northeast of the Grenoble/Main Zone of the Lexington-Lone Star Property. The Republic district of northern Washington, USA 45 kilometres south of the claims, has produced 2.5 million ounces of gold from epithermal deposits, with grades typically better than 0.5 oz/t. Together with recent exploration discoveries immediately south of the border, past production and resources of the area between Greenwood and Republic exceed 7.4 million ounces of gold.

The Lexington-Lone Star property covers a 5 kilometre trend of former mines, advance stage deposits with resources, mineral prospects and exploration targets all associated spatially and probably genetically to the No. 7 Fault Zone. Past workers have termed the portion of the No. 7 Fault Zone on the property the “Goosmus Shear Zone”. The mineralized trend runs from the Lone Star Mine in the south through the Northwest Zone and Richmond, City of Paris, Grenoble/Main Zone, Lexington, TG-81 target, Golden Cache, Vasher and finally the No. 7 Mine in the northwest. The Mabel and Oro prospects occur between the No. 7 and Vasher but lie outside of the Property holdings. Collectively, approximately 530 diamond and percussion holes have been completed across the property on its multiple targets, prospects and deposits. Underground development has been conducted on the City of Paris, Grenoble/Main Zone, Lexington and No. 7 Mine.

Gold and copper are the principal commodities of interest on the Property, however, silver, lead, zinc and/or molybdenum elevations are present in some of the deposits. The gold and copper occurs in one of three styles of mineralization, all generally thought to be structurally controlled and related to faults and shear zones, stockwork fracture systems and favourable geological contacts.

The primary style of mineralization occurs as relatively tabular bodies of semi-massive to massive pyrite+/- magnetite veins and veinlets with subordinate chalcopyrite focused at the Lower Serpentinite-Dacite contact. Mineralization can occur in both units. According to Church (1986), ore samples from the Lexington Property show that gold is associated with pyrite on fracture surfaces. Late andesite dykes sub parallel to the contact, as well as geometric irregularities in the surface of the contact appear to coincide where grade and thickness improve. The principal alteration is talc, silicification and sericitization development. Deposits where this style of mineralization is present are Grenoble/Main, TG-81 area, Golden Cache, Northwest Zone/Richmond and parts of the Lone Star deposit.

A second style of mineralization is as disseminated and stockwork fracture-fillings of pyrite and lesser chalcopyrite in sheared Dacite, Lexington Porphyry and serpentinite. This style is somewhat porphyry-like in the sense of dispersed low grade fracture-controlled mineralization with accompanying sericite-silicification-pyrite alteration but does not conform in the strict sense. It appears to be an end member or weakened version of the primary style presented above.  This style is common at the Lone Star Mine and Pit Zone, Grenoble/Main Zone, City of Paris/Lincoln area and the No. 7 Mine.

The third style of mineralization is quartz veins containing pyrite and base metal sulfides with gold and silver values. These deposit types attracted early exploration and production but remain as small targets. This style is present at City of Paris, Lincoln and No. 7 Mine.

Each deposit and prospect is detailed below in geographic order from south to northwest and not in order of importance.

Lone Star Mine and Northwest Zone/Richmond

Reports by McDougall (1993) and Ebisch (1990, 1991) give detailed geology and mineralization at the Lone Star Mine area. Minor mapping was performed by P.B. Read in 1993. No further work has been done on this area since then. Although Britannia Gold applied for permits to drill in the area, lengthy delays in processing prevented the start of the program. The summary of the geology and mineralization of this area is made from the three reports named above.

Approximately 208 diamond and percussion drill holes (19,319 metres) from 1908-1985 by eight companies on the Washington State side and 59 holes (5,636 metres) from 1967-1987 by four companies on the British Columbia side provides the definition of mineralization. According to Ebisch (1990, 1991) soil samples were taken along pre-existing geophysical lines by Coastal/Granby. The extent of coverage was not checked by this writer. Samples were analyzed for copper only. The only area with any copper anomalies was found near the pit. The great thickness of glacial till over this part of the property effectively masks bedrock geochemistry. Considerable geophysical work has been carried out in this area. Induced Polarization, ground magnetometer and Electromagnetic surveys were completed out by various workers through the 1960’s and 1970’s, none of which successfully identified significant additional mineralization. These surveys helped to delineate geological units and structures.

There are three mineralized zones in this area, the Pit Zone, the Northwest Zone 400 metres northwest of the Lone Star Mine and the Southwest Zone 400 metres southwest of the Lone Star Mine. The Pit Zone and Northwest Zone both contain significant copper and gold mineralization. The Southwest Zone has erratic but locally high grade gold mineralization.

The Pit Zone lies within the Upper IV unit (or Dacite equivalent) some tens of metres to 100 metres stratigraphically above the Lower Serpentinite contact. The Pit Zone name is somewhat deceptive as it extends well beyond the vicinity of the Lone Star open pit. It is projected to sporadically extend from spatially above the Northwest Zone, though the Lone Star Mine and beyond to the south of the mine, over a north-south total distance of  >700 metres. In the east-west direction the Pit Zone is speculated to be 300 metres wide. The west side of the Pit Zone is eroded away by the North Fork of Big Goosmus Creek. The Pit Zone coincides and mimics the gently south plunging antiform. The Pit Zone mineralization immediately east of the open pit dips 20-40o eastward and shows some thickening. The thickness of the higher grade part is difficult to average because of erratic mineralization, but is in the order of 10-18 metres thick. It is this portion of the Pit Zone that contains a historic copper +/- gold resource done by Kennecott Exploration Co.

The Pit Zone is characterized by stockwork and disseminated sulfides making up on average several percent of the rock. Mineralization, as massive sulfide lenses < 1 m thick to minute fracture fills, is associated with fracturing, shearing, silicification (quartz veins) and bleaching. Sulfides are in order of decreasing abundance, pyrite, chalcopyrite, magnetite and bornite. Minor molybdenite mineralization is also present throughout the Pit Zone. Generally, higher copper values co-exist with higher gold values. The mineralization of the Pit Zone appears to be offset by several steep northeast-trending faults. Ebisch (1990, 1991) finds it hard to classify its genetic origin, suggesting porphyry, volcanogenic and structurally controlled models, but favoured a syngenetic deposition along a N70W structure during Permian time with some remobilization into fold limbs during the Laramide orogeny. McDougal (1988) suggests that since the mineralization is coincident to the antiformal axis, the mineralization may have been emplaced in fracturing generated from the folding event. Grade does appear to decrease away from the antiformal hinge. McDougal does not out rule the possibility of a volcanogenic genesis.

Mineralization of the Northwest Zone extends from the Washington state into British Columbia as the Richmond Area. The aerial extent of the Northwest/Richmond Zone is about 180 m long in the north-south direction and about 80 m wide in the east-west direction. The west side of this zone is also eroded away by the North Fork of Big Goosmus Creek. The mineralization at the Northwest/Richmond Zone is focused within the upper portion of the Lower Serpentinite which locally appears to be thrust related. Magnetite is common. Some of the best intercepts in the Northwest Zone appear to coincide with the north-trending antiformal axis marking the top of the Lower Serpentinite in the pit area.  An example intercept from the Northwest Zone is 9.14 m @ 4.54 % Cu and 0.2 opt Au from Azure Resources hole 85-1 at a depth of 260-290’. An example from the Richmond area on the New St. Maria/Orphan claims saw 9.1 m of 1.67% Cu and 0.15 opt Au from percussion hole R-18 at a depth of 42-51.1 metres.

Ebisch (1990, 1991) postulates that the Upper and Lower Serpentinites are fault-bounded (contacts are sheared) speculating the extent of offset between several feet to several miles. The Bacon Creek Fault which seems to terminate just south of the Lone Star Mine, but possibly continues as northeast trending splays such as the Grant Fault probably down dropping mineralization to the south of the pit by 0-100 metres. Other sub parallel faults to the Grant Fault may provide additional but lesser offsets. North of the pit is a postulated northwest trending fault or fold that affects positioning of stratigraphy and mineralization.

Southwest Zone

Approximately 400 metres southwest of the Lone Star Mine and on the west side of Goosmus Creek is the Southwest Zone. The area has a number of old caved adits and shafts, including the Imperial Tunnel, a 250 m long adit driven west from the creek valley. Outcrop is scarce, however, it seems that exploration was focused on the contact between the Lower Serpentinite and the overlying Dacite near the Bacon Creek Fault. Copper mineralization is evident in the dumps. In 1981, Azure Resources encountered a 50 foot intercept by percussion drill hole 81-14 of 0.863 opt Au at a depth of 250-300’ from this area. Follow-up drilling was met with generally negative results with the exception of Hole 82-6 which reported a 65’ intercept of 0.13 opt Au at a depth of 235-300’. Additional work is warranted.

City of Paris and Lincoln

Initially, interest in City of Paris was on a quartz vein in the Dacite near its upper contact with the Upper Serpentinite. At the turn of the century 2,124 tons grading 0.4 opt Au, 2.11 opt Ag and 3.1% Cu. The City of Paris vein is one of two sub parallel discontinuous quartz veins that extend about 450m in strike extent.

Later, a large zone of low grade copper mineralization was discovered that lies in the City of Paris-Lexington area within the Dacite unit. The copper zone occurs as a continuum from the City of Paris to the Lexington deposit between the Upper and Lower Serpentinites covering an area of 900 metres by 300 metres (B.C. Minfile). Mineralization is porphyry-like with pyrite and chalcopyrite in fracture fillings, disseminations and quartz vein stockwork. Grade is proportional to the fracture density. Copper grades of less than 0.2% to over 0.5% are reported over widths of 45 to 90 metres. Gold values are about 0.06 opt. The copper zone here appears similar in style and stratigraphic position as the Pit Zone.

Also at the Lincoln, a tetrahedrite bearing quartz vein returned a few tons in 1960 averaging 0.5 opt Au and 83.8 opt Ag.

Grenoble/Main Zone

The Grenoble/Main Zone was discovered in 1969. The zone subcrops on the steep slope above the Grenoble adit. With surface drilling by various groups, the 1980 115 metre long Grenoble adit and its related underground drilling, and the 1996 900 metre long Britannia-Bren-Mar decline and its associated underground drilling, the Grenoble/Main Zone has been defined by 48 surface diamond drill holes and 48 underground diamond drill holes. The Britannia-Bren-Mar decline was restricted to the massive Dacite in the hangingwall of the mineralized zone. From it, two cross-cuts into high grade portions of the deposit and a cross-cut driven to facilitate the installation of a vent raise encountered zone material. The decline is reported to be flooded about 100 metres back from the portal but probably remains in good shape with the exception of a split timber back about 8 metres in from the portal. Some of the mineralized material is exposed above the waterline in a sublevel.

For a deposit as advanced as the Grenoble/Main Zone, little descriptive information is available. Unfortunately post decline (1997) descriptions of mineralization from the cross-cuts are not well documented. A summary is provided below summarizing mainly from a series of pre-decline reports.

The deposit has been described as a coarse, massive sulfide vein complex (stockwork) focused near the contact between the Lower Serpentinite and the Dacite unit. Most of the mineralization is hosted in the Dacite unit. The footwall of the deposit has a sharp tectonic contact with gouge. The density and thickness of veins gradually decreases upwards in the Dacite unit into disseminations and veinlets of pyrite and chalcopyrite and quartz veins. The bleached silicified-sericitized and locally serpentinized Dacite host often contains 10-15% disseminate pyrite. Thus the upper limit of the deposit is a gradational assay boundary dependent on economic factors. In this sense, the deposit is not necessarily clearly defined or definable. The veins are composed of pyrite-magnetite and lesser chalcopyrite. Page (1982) describes a somewhat predictable pattern to the higher density thicker veins as both contact parallel veins and veins 30o  oblique to contact, surrounded by heavily disseminated sulfides. Individual veins range from 0.1 to 100 cm wide. Other workers have described the system as a true stockwork without predictable patterns. In an intra-company memo in 1997 Sean Butler describes, “The detailed underground diamond drilling has outlined a more complex deposit than defined by vertical and sub vertical drilling that has historically been available. The drilling into two areas confirmed the presence of more short vertical shoots in the mineralized zone.”

On a broad sense, the deposit has been modeled as an elongate, sinuous, flattened cigar-shaped zone about 375 metres long, 25 to 70 metres wide and 2 to 24 metres thick. The trend of the long axis is 110o, and oblique to the dip of the Lower Serpentinite-Dacite contact. The deposit plunges at approximately 25o. The down plunge dimension of the zone is open. Drilling beyond the down dip 375 metes trace has met with success, indicating the potential to increase resources in that direction. Further work has interpreted five separate sub parallel zones ranging from 1- 5m +/- 15m and separated by 10-25 metres of dacite. The genetic model for the deposit is as a structurally controlled replacement type deposited along structurally favourable faults and fracture zones. Some example intercepts from these zones are 9.0metres @ 0.56 opt Au, 4.0 metres @ 0.96 opt Au and 24.3 metres @ 0.248 opt Au.

Barren post mineral sill-like andesitic and diorite dykes intrude and disrupt the continuity of the deposit.

Lexington

The Lexington deposit is not the principal mineralized deposit despite the use of its name for the property. The deposit comprises large disseminated and fracture-controlled pyrite-chalcopyrite mineralization hosted in the Dacite unit. This is similar to mineralization at Lone Star, Lincoln and City of Paris, and, in the Grenoble/Main Zone immediately above the high grade replacement-style mineralization as a outwardly decreasing intensity of mineralization.

According to the British Columbia Ministry of Energy, Mines and Resources Minfile database: “The principal mode of occurrence of the main minerals, pyrite and chalcopyrite, is in fractures and disseminations and to a less extent in quartz stockworks. The rock is commonly leached at surface, with fracture faces being coated with limonite and malachite or black manganese oxide. Fractures are strongly developed locally and the intensity of mineralization appears proportional to the relative development of fractures. A statistical study of fractures in the quartz porphyry shows two fracture directions, a dominant direction striking 125 degrees, dipping 55 degrees northeast, and a weaker system striking 160 degrees, dipping 50 degrees northwest, and 101 degrees and dip steeply, respectively. The broadest exposed area of fair to good mineralization is centered about 243 metres north of the City of Paris portal. Smaller areas are found 152 metres south of the Lincoln portal.”

TG-81 Area

The TG-81 zone was discovered by Teck Exploration Ltd. drill hole TG-81 in 1981. The blind deposit is located 150 meters north of the Grenoble/Main Zone adit and 100 metres southeast of the Lexington underground workings. The deposit is at a depth of between 75 m and 190 metres below surface.  The TG-81 Zone is hosted in the Lower Serpentinite near its upper contact with the overlying Dacite. The thickest and highest grade portions form in rolls and structural depressions in the upper contact of the serpentinite. Further drilling is required to define its shape, orientation and extent. Mineralization is structurally controlled replacement magnetite-talc sulfide zones similar to the Grenoble/Main Zone.

Two drill holes in the target returned significant mineralization. TG-81, the discovery hole, encountered 4.8 metres grading 0.49 opt Au and 1.4% Cu. Hole 93-6, 75 metres northeast of TG-81 encountered 14.3 metres of 0.345 opt Au and 1.09% Cu. Several other drill holes in the area only intersected low gold values over narrower widths.

Golden Cache

At the Golden Cache, gold and copper mineralization is focused along the sheared Lower Serpentinite-Dacite contact. Bands of massive magnetite and subordinate bands of massive pyrite or altered serpentinite with magnetite characterize the style of mineralization. In 1993 a trench exposed a 2.0 metres zone grading 0.147 opt Au and 2.22% Cu (0.75metre true width). Follow-up drilling in the area of the trenching cut similar mineralization in several localities along the contact. The best intercept averaged 0.063 opt Au and 0.768% Cu across 0.9 metres. Post mineral andesite dykes cut this mineralization in places.

Vasher Zone

A further 250 metres north of the Golden Cache lies the Vasher Zone. Here, the gold mineralization is hosted in a foliated albite leucogranite dyke intruding altered serpentinite. The dyke trends 080o and dips 45o north. Gold values, albeit low, are linked to the most intense zones of silicification, sericite and pyrite. The silicification is in the form of quartz veinlets and silica flooding.

No.7 Mine

The No. 7 Mine forms the last deposit in the string of deposits, mines and prospects on the property. Here, quartz veins are hosted in serpentinite near its contact with the overlying Knob Hill rocks. The veins are discontinuous, lenticular and sheared. The veins vary in thickness from a few centimetres to 1.5 metres, however, may reach 300 metres long. Within the veins are assemblages of pyrite-galena-sphalerite, pyrite-chalcopyrite or tetrahedrite. Recorded production of 15,152 tons yielded an average of 0.2 opt gold and 6.59 opt silver.

Another style of mineralization also occurs at the No. 7 Mine. A pervasively altered and pyritized zone in sheared quartz porphyry and chlorite schist of the Dacite adjacent to serpentinite contains low gold values. Inadequate exploration has been committed to this style of mineralization to determine its significance.

Data Verification

An adequate but not thorough attempt has been made to verify the data presented in the reports used to summarize facts on the property primarily for the following reasons. The information, provided by reputable companies such as Britannia Gold Corp., Teck Exploration Ltd., Kennecott Exploration Co. and Discovery Consultants, is considered to be of a very high quality. Site visits have satisfied the writer on property geology. The core facilities demonstrated orderly cataloguing. Core appeared to be properly handled and representatively split. The writer has passed through a number of Britannia memos some of which speak at identifying and correcting survey error and inconsistencies of drill hole collars in their database. Some of Britannia Gold Corp. files are incomplete or unavailable at this time regarding drill logs and assay certificates and no rejects or pulps remain in labs. This has made cross-checking the digital database with survey notes, logs and assay sheets a lengthy task to be dealt with later. However, again this writer is satisfied that information provided in the reports and memos by reputable companies with professional geologists and engineers have been handled appropriately. Quartering of selected intervals from T-45 return comparable values to previously reported.

Mineral Resource Estimates

Grenoble/Main Zone

A number of resource estimates have been done by various workers. A list is provided below of the author and their calculations as a historical record only. These are not declared resources on the property, and should not be relied upon, but remain historic figures.

Author	Date	Tons	Au Grade (opt)	Cu Grade (%)	Parameters
Phendler	1982	300,440	0.202	1.107	15m polygon influence
Page	1982	194,000	0.28	1.867	15m polygon influence
Wortman	1992	145,000	0.28	1.48
Butler	1994	162.522	0.26	0.96
Butler	1995	160,925	0.22	1.01
Ball	1995	94,923	0.297	1.49

In 1995, a qualified person, Mat Ball, P.Geo., performed a resource estimate of 94,923 tons grading 0.297 oz/t Au and 1.49% Cu from the Main Zone. This is not a declared resource on the property and should not be relied upon but remains a historic figure. The Issuer has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation. Based on current CIM standards on mineral resources and reserves, the reported mineral inventory would be classified as an Inferred Mineral Resource until such time as a current resource estimate from an independent qualified person is made. The resource on its own does not currently demonstrate economic viability.

Since this resource estimate was made, the Britannia/Bren-Mar decline was driven and a further 30 underground drill holes were completed in the Grenoble/Main Zone. An independent qualified person should conduct an updated resource estimate that is National Instrument 43-101 compliant. As part of the due diligence of the qualified person the digital database will need some degree of cross-checking to hard copy survey files, logs and certificates. A certain percentage of core will be required to be quartered and analyzed to verify assay data as no pulps or rejects remain in the labs from any drill campaign.

There may be a concern regarding continuity of grade in the deposit that may have a bearing on upgrading a future resource estimate. Preliminary examination of the drill hole data showed a general inconsistency between assays gained from vertical surface drilling and from sub-horizontal to shallow angled underground drilling. There appears to be more 0.2 - 0.3 opt Au grade from vertical drilling and more 1 opt Au from the underground drilling. This is probably a comment on the difficulty and potential bias of sampling and characterizing a stockwork system of veining as the Grenoble/Main Zone is. A review of the drill logs and possibly re-logging drill core could provide some patterns or controls of mineralization to characterize mineralization and improve confidence on what the head grade would be. Looking at the mineralization underground would be extremely valuable. There is a portion exposed above water level in the decline that can be accessed. As a second comment high grade gold values do not correlate together well or may be considered scattered or isolated making extrapolation more difficult, again because of the nature of a stockwork system.

It is possible that even with the steps taken above, a resource estimate would still remain as an Inferred Resource even though there is a tighter density of drilling since the previous resource estimate. This is due to the nature of the deposit and to a lesser degree on the database.

Lone Star

According to a report by Grant 1981, not been reviewed by the Issuer, but quoted from by McDougal (1988) indicates that at that time an indicated resource of 3,119,800 tons grading 1.05% Cu and an inferred resource of 3,345,000 grading 0.95% Cu was mentioned using a cut-off of 0.5% Cu.  This is not a declared resource on the property and should not be relied upon but remains a historic figure. The Issuer has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation. The resource on its own does not currently demonstrate economic viability. Grant continues to say that gold and silver were generally not analyzed, however, early data indicate gold content varies from 0.032 – 0.046 opt Au.

By 1991, Ebisch reports for Kennecott Exploration Company a geologic resource of 19.4 million tons averaging 0.52 % Cu and 0.015 opt Au with a 0.30 % Cu cut-off. The strip ratio at the Pit Zone would be >6:1 waste to ore. It is also mentioned that it would be difficult to increase resources to the south and east as there is a considerable increase in waste in those directions. Daughtry (1991) suggests a steeper higher grade zone is present southeast of the pit grading 1.45% Cu. All of the above is not a declared resource on the property and should not be relied upon but remains a historic figure. The Issuer has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation. Based on current CIM standards on mineral resources and reserves, the reported mineral inventory would be classified as an Inferred Mineral Resource. The resource on its own does not currently demonstrate economic viability.

Ebisch (1990) reports on resource numbers for the Northwest Zone and Richmond Zone. No background information is provided as to who did the resource or what parameters were used. The purpose of reporting these numbers here is as historic figures only. As they pre-date National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation. The Northwest Zone is reported to have a geological resource of 950,000 tons averaging 1.04% Cu and 0.03 opt Au with a cut off of 0.3% Cu. The Richmond Zone is reported to have a geological resource of 1.5 million tons grading 0.95% Cu.

4.2.2

Winnipeg-Golden Crown Property – Greenwood Gold Project

Property Description and Location

The Winnipeg (Lot Number 600) and Golden Crown (Lot Number 599) claims are contiguous patented crown granted claims each consisting of 1 unit. The Issuer has entered into an agreement dated August 6, 2002 to acquire 100% of these crown grants from Dynasty Motorocar Corporation. The two claims have been legally surveyed. The claims are located within the Greenwood Mining Division in south central British Columbia, Canada. The claims, on NTS map sheet 82E/02E, are centered on 49o 04’ 30’’ N and 118o 34’ 27’ W. The two claims are 7.5 kilometres east of Greenwood and 3.2 kilometres southeast of Phoenix at an elevation of 1,340 metres.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The two claims are 7.5 kilometres east of Greenwood and 3.2 kilometres southeast of the Phoenix. The claims are easily accessible by paved provincial highway to Greenwood (i.e. Crowsnest Highway No. 3), followed by a paved /gravel road immediately east of Greenwood accessing Phoenix and linking to the main Lone Star haul road. Approximately 1.2 kilometres southeast of Hartford Junction on the haul road, a 1.0 kilometre long dirt road heading southeast accesses the claims. Alternatively, the main gravel haul road can be accessed from the Highway No. 3 along the Phoenix ski slope road. The nearest full-service airport is at Penticton.

The regional terrain is rolling and has an elevation range of approximately 300 to 2,000 meters. The claims occur at an elevation of about 1340 metres. In the area, generally the higher elevations are forest covered while the lower elevations are grass ranch land. The forest cover is second growth Ponderosa Pine, Douglas Fir and Larch with minimal underbrush. The area in encompassed in the Kettle Provincial Forest Department and lies between Boundary, Eholt and July Creeks. The largest drainage basin in the district is the Kettle River basin 16 kilometres southwest of the claims.

The climate is quite dry, with hot summers accompanied by little rainfall. Snowfall is generally less than 1 metre. Work could be carried out year round with minimal road ploughing to access during winter months as much of the access route is ploughed and maintained year round.

The area has exceptional infrastructure available in the immediate area to support mining. A natural gas pipeline lies 5 kilometres to the south of the claims. Two power lines cross the claims. There is a large, skilled workforce of trades and technical professionals as well as equipment suppliers available throughout the region. Most services can be obtained from Grand Forks, Osoyoos and Penticton.

History

The Winnipeg and Golden Crown claims and their immediate area have had a long history of exploration and development partially described by previous workers (Robb, 190; Sookochoff, 1984a; Kim 1987c; Keyte and Sanders, 1980). The following exploration and development history on the claims comes from these sources as well as from Minister of Mines Annual Reports (1895-1905, 1938-41 and 1967-68), and from Minfile records 082ESE032 and 082ESE033.

The Winnipeg and Golden Crown claims were originally staked in 1894 and subsequently crown granted in 1896, however, owned and worked independently.

During 1900 and 1901 the owners of the Golden Crown sunk a 322 foot deep two compartment shaft on the Golden Crown vein and conducted a series of cross-cuts, raises and drifts totalling an additional approximately 2,500 feet on the 100, 150 and 300 foot levels. Production of 2,743 tons averaging 0.45 oz/t Au and 1.5% Cu occurred at this time. Production was reported from three stopes on the 100 foot level reaching 55 metres either side of the shaft. Stope backs exceeded 20 metres on a vein averaging 1.5 metres thick steeply dipping to the south. A 100 metre long exploration/access adit was later driven on the Golden Crown claim however the adit reached its target.

In 1899, the owners of the Winnipeg claim sunk a 300 foot deep shaft on one of two veins reported separated by 80-100 feet. Approximately 275 feet of drifting was done along the 100 foot level, however, by 1902 a total of 1,000 feet of sinking and raises and 3,000 feet of cross-cuts and drifts were completed. In May 1902 a disastrous fire and financial difficulties resulted in a suspension of operations. The 1903 Minister of Mines Annual Report stated that  “It is a pity that such a promising property as the Winnipeg should be so heavily handicapped.” Although some production was reported from 1900-1903, the majority of the production was completed for the period 1910-1912. The property lay dormant until 1940, when a very minor production occurred. The total production from the Winnipeg claim stands at 58,771 tons averaging 0.2 oz/t Au and 0.16% Cu.

It should be noted that the production figures reported on both the Winnipeg and Golden Crown claims do not appear to be consistent with the extent of their respective workings and dumps. It is speculated that the total production figures may be in different proportion for each claim.

Following these production episodes no work was reported on the two claims until 1965-68 when Sabina Mines and Scurry Rainbow conducted a diamond drilling and geophysical program targeting the serpentinite for hosting nickel and chromite. Sixteen BQ holes in 1650 metres were done. Only data for 10 of these holes is available (Kim, 1987c).

Grand Forks Syndicate completed a 5 hole drill program in 1976 totalling approximately 200 metres. This was followed by a 12 hole drill program when Con Am Resources optioned the claims during the period 1977-1978.  Boundary Exploration Ltd. (later Consolidated Boundary Exploration) acquired the claims in 1979 and completed a 4 hole 300 metre drill program.

The claims were optioned in 1980 to Mundee Mines. Drill holes were resurveyed. The Golden Crown shaft was de-watered to the 100 foot level allowing for the surveying, mapping and chip sampling (56 samples). Mundee drilled 16 additional holes totalling 1500 metres and conducted a surface mapping program.

In 1983, Grand Forks Mines Ltd. optioned 50% interest in the claims. Between 1983 and 1990 a total of 137 surface and 53 underground diamond drill holes were conducted on the claims and their adjacent claims culminating in the discovery of nine mineralized zones. At this point the Winnipeg and Golden Crown claims were explored as part of a larger property, the Golden Crown Project, which included eleven additional adjoining reverted crown grants.

All available data was entered into a digital database in 1987 which allowed the preparation of a preliminary resource that was encouraging enough to recommend a $1.3 million surface drilling and underground program. A program of 750 metre of drifting and cross-cuts was carried out to provide for underground drilling access, future haulage access and a 150lb bulk sample from the King vein. In addition, the Golden Crown workings were de-watered to the 150 level and a vent raise connected the exploration adit to the old 100 foot level. The Golden Crown workings are still accessible via the shaft, although some ladders may require improvements. Ten surface drill holes were also completed in this phase.

In 1988, a $1 million Phase II program was conducted consisting of 48 underground drill holes, 12 surface drill holes, and 365 metres of additional drifting and cross-cutting. The trackless exploration drift length now is 1070 metres long with dimensions of 9’x 12’. Drilling discovered the main shoot on the King vein below drift level and defined a southwest rake.

Grand Forks Mines underwent a name change and share consolidation in 1989 to Attwood Gold Corporation and earned the remaining 50% interest in the claims. A minimal (5 holes) underground drilling program was completed in 1989.  Geologist R. Seraphim made a resource estimate in 1989. The “drill indicated reserve” of 62,270 tons averaged 0.455 oz/t Au, 0.52 oz/t Ag and 0.7% Cu, and included a 25% dilution, 10 metre area of influence and a 0.25 oz/t Au cut-off for 1 metre true thickness. Mr. Seraphim indicated the potential to expand that number. This is not a declared resource on the property and should not be relied upon but remains a historic figure. The Issuer has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation. Based on current CIM standards on mineral resources and reserves, the reported mineral inventory would be classified as an Inferred Mineral Resource.

A $1.9 million program was recommended to better define the shoots by drifts and raises and driving a decline 100 feet below the adit level, however, the program was not initiated.  Attwood completed 34 surface drill holes in 1990, in addition to a soil geochemistry and geophysical survey on the claims and the adjoining claims. Re-surveying of all locatable drill holes was also accomplished. The digital database was thoroughly reviewed and updated by a new exploration team who identified errors in the original database used by Seraphim.

In 1990 G. Ford, P.Eng. performed an independent resource estimate for Attwood Gold Corporation of 37,100 tons grading 0.999 opt gold (uncut), 0.536 opt gold (cut) and 1.12% copper on the Winnipeg-Golden Crown and Calumet claims.  The portion of the resource on the Winnipeg-Golden Crown claims represents 32,150 tons grading 1.14 opt gold (uncut) and 1.26% copper. Ford’s calculation assumed a lower cut-off of 0.25 opt Au over 1 metre true width, a 3.51 specific gravity, maximum area of influence of 10 metres, and dilution to 1 metre true width. This is also not a declared resource on the property and should not be relied upon but remains a historic figure. The Issuer has not prepared nor confirmed this resource estimation and as it pre-dates National Instrument 43-101, it does not comply with NI 43-101 requirements for mineral resource estimation. Based on current CIM standards on mineral resources and reserves, the reported mineral inventory would be classified as an Inferred Mineral Resource until such times as a current resource estimate from an independent qualified person is made. The resource on its own does not currently demonstrate economic viability.

In 1990, a dispute arose between Attwood Gold and Consolidated Boundary over the perceived reduction in resource base. The dispute was later settled in 1991, however, a change in management in Attwood resulted in the property going dormant.

In 1997 the Winnipeg and Golden Crown claims were acquired by Century Gold. The surrounding 11 reverted crown grants were also acquired by Century Gold, maintained under the title of Golden Crown Property. Century Gold conducted a database review and corrected additional errors in the database and conducted a mapping and trenching program on the Golden Crown Property in 1998 and 1999. Only a small portion of this trenching program was conducted on the Winnipeg and Golden Crown claims, specifically on the Golden Crown, Samaritan and Princess veins. The work provided an improvement to structural and geological controls, including drawing similarities to mineralization at Rossland, B.C. In 1998, the main exploration adit accessing the vein system on Winnipeg and Golden Crown was rehabilitated for mapping. Century Gold did not fulfill their obligations, thus returned to Dynasty Motor Car Corporation in 2002.

Geological Setting

Regional Geology

See Regional Geology under Lexington-Lone Star Property above.

Property Geology

The Winnipeg and Golden Crown claims are located on the thrust wedge related to the Lind Creek Fault. A detailed geology map is unavailable from the summary reports but descriptions are summarized below.

The claims are underlain with medium to coarse-grained dark green diorite to monzodiorite dominantly east of the Winnipeg shaft, dark green coarse-grained amphibolite near the Winnipeg workings and pale grey porphyritic monzonite closely associated with the mineralization. The diorite to monzodiorite often occurs in step-like exposures suggestive of a series of dykes. Drill data supports this interpretation. A sample of diorite from core was dated by Church (1986) at 258 +/- 10 Ma, thus maps this unit as the Old Diorite of Permian-aged Knob Hill Group. The amphibolite thought to be a phase of the diorite intrusive occurs only in drill core. This unit is also closely associated with veining and looks much like the amphibolite found adjacent to stopes in the Rossland camp. The Monzonite porphyry is commonly strongly altered and pyritic. It weathers recessively compared to the diorites so is only seen in core and trenches. This unit is also similar to intrusive rocks in the Rossland where it has been linked genetically with the mineralization (6 million tons @ 0.46 oz/t Au) (Höy and Dunne, 1997).

On the claims, the multi-phase intrusive cuts fine grained sulfidic strongly chlorite-sericite altered pyroclastics and rhyodacite, undifferentiated strongly chloritic altered greenstone and augite porphyry. The age of the volcanics is uncertain but is likely the Knob Hill Group or Brooklyn Formation (Church, 1986, Fyles, 1990) which may be analogous to the Elise Group of the Jurassic-aged Rossland volcanics (Little, 1983).

Serpentinite exposures are rare due to their recessive character. Trenching has exposed more serpentinite but serpentinite is common underground and from drill core on the Winnipeg and Golden Crown claims. Here, a 50 metre thick sub horizontal but undulating band of serpentinite occurs at a depth of approximately 75 metres from surface in the area of the Golden Crown workings. At one point on the claims the serpentinite body becomes steeply north dipping for a distance of 100 metres before resuming its sub horizontal undulating to the east. This main flexure of the serpentinite upper contact corresponds to the thickened richer part of the King vein. This contact with other rock units on the claims demonstrates similar importance to mineralization. Other serpentinite contacts on the claims exhibit similar associations to mineralization but have received less exploration. It is speculated that mineralization may also follow the serpentinite contact as on the Grenoble/Main Zone on the Lexington-Lone Star property.

Volcanics, various intrusive phases and serpentinite host numerous gold bearing massive sulfide veins composed of pyrrhotite-pyrite and lesser chalcopyrite.

Mineralization

As many as 10 discrete veins in the robust structural-mineralized corridor span the Winnipeg, Golden Crown and adjacent Calumet claims. The parallel, close spaced character of the veins, lack of geological data between veins and poor survey control of holes prior to 1990 has made interpretations somewhat uncertain as to which intercept pertains to a particular vein. There have been at least two campaigns of digital data review and corrections done by Attwood and Century Gold Corp, in 1990 and 1999 respectively, that have improved the database status, including resurveying identifiable holes.

The veins are generally sub parallel and closely spaced, trending west northwest and steeply dipping. Veins typically are 1-2 metres true width, with local developments to 5 metres true width near the serpentinite contact. Veins range greatly in sulfide content but generally contain 50-70% sulfides of pyrrhotite-pyrite and lesser chalcopyrite in a quartz gangue. However, quartz veins with very low sulfide content are also present. Both vein types can carry high gold tenor.

Veins appear to be zoned or may result from two separate mineralizing events. The veins in the eastern part of the claims exhibit a Au-As(+/-Sb) affinity whereas veins in the west, in the direction of Phoenix, have a Au-Ag-Cu (+/-Bi, Mo, Co, As) affinity.

Wallrock alteration to veins is highly dependent on host rock. The fine-grained pyroclastics and porphyry hosts which are regionally strongly sericite-pyrite altered become more intensely altered adjacent to veins. Diorite, microdiorite, augite and serpentinite hosts exhibit very little wallrock alteration.

King Vein

The King Vein is poorly developed near surface according to mapping and drill core, and possibly expressed in old workings immediately west of the Winnipeg Shaft. The vein has been intersected by numerous drill holes and exposed for 38 metres along its strike in the King drift where it is seen to be thin and splaying. Chip sampling of the vein returned gold values commonly between 0.1 and 0.3 oz/t but as high as 1.7 oz/t Au and 1% Cu over 0.4 metres.

Greenstone and serpentinite host the King Vein. The vein exhibits a marked thickening within and near the serpentinite contact. This shoot development rakes 40o to the west and forms a sizeable portion of Ford’s resource base on the property. The King Vein has been drill tested to a depth of 125 metres for a 50 metre strike centered on the shoot. Ford (1990) has estimated 21,700 tons @ 1.64 oz/t Au and 1.3% Cu from this shoot, a third of which is above drift level. A key hole cut 4.5 metres true thickness carrying 14.4 opt Au.

Previous workers (Ford, 1990; Caron, 1999) have speculated that the King, Golden Crown and Winnipeg Veins are the same structure, drill tested sporadically for a 400 metre strike length and to generally within 75 metres from surface.

Golden Crown Vein

A total of 2,743 tons grading 0.45 oz/t Au and 1.5% Cu were reportedly mined from the Golden Crown Vein, although the extent of workings and dumps suggest more. Production came from three stopes on the 100 foot level within 55 metres of the shaft from a steep south dipping vein averaging 1.5 metres thick.

A 1998 and 1999 trenching program exposed a quartz-pyrite-pyrrhotite-chalcopyrite vein for a 50 metre strike length immediately north of the Golden Crown shaft dump. The vein averaging 1-2 metres thick having variable sulfide content from 20 to 90% is believed to be the surface expression of the Golden Crown Vein. Surface sampling of the vein returned values under 5.1 g/t Au. The vein appears relatively continuous along this exposure with minor segments necking down to under 10 centimetres.

Ford (1990) has estimated 2,650 tons averaging 0.35 oz/t Au and 2.28% Cu from a vein he names the “Golden Crown”, but does not correspond with the original Golden Crown Vein where production came from in the old workings. The original Golden Crown is 30m to the footwall (north) of Ford’s Golden Crown vein. Ford’s Golden Crown Vein is suspected to be the western on-strike extension of the King Vein.

Winnipeg Vein

The Winnipeg Vein was developed by the Winnipeg shaft (now caved) and a series of drifts, however, little is really known about them. The 1988 exploration drift broke into several flooded old workings connected to the Winnipeg shaft but the extent of the workings was not determined at that time. A production figure of 58,771 tons averaging 0.2 oz/t Au and 0.16% Cu was reported from the Winnipeg workings. Previous workers speculate from the extent of dumps that there was less production from the Winnipeg Vein and more from the Golden Crown Vein.

A figure of 2,750 tons grading 0.29 oz/t Au and 0.16% Cu was determined by Ford (1990) on the Winnipeg Vein. The serpentinite contact appears to focus and develop mineralization on this vein. It is speculated that the Winnipeg Vein is the eastern on-strike extension of the King Vein. The area between the King Vein shoot and the resource on the Winnipeg vein is inadequately tested, suggesting good potential to expand the resource.

McArthur Vein

The McArthur Vein lies about 40 metres to the hangingwall of the King Vein. The McArthur Vein parallels the King Vein and at the 1988 exploration drift level, the vein occurs 15 metres south of the drift where the King cross-cut diverges from the drift. There has been some production on the vein as there are some open stopes near the road that are interpreted to be from the McArthur Vein.

Ford (1990) determined a resource estimate of 5,000 tons grading 0.62 oz/t Au and 1.2% Cu from four drill holes on the McArthur Vein. One of the holes returned 3.4 metres @ 1.37 oz/t Au. Good width and grade make this vein an attractive target, however, there is a point of caution as the resource is close to old workings which little is know. No drilling has been done below drift level on this vein, nor has the vein been adequately tested along strike. Old reports on the Winnipeg spoke of two parallel veins, the Winnipeg Vein and possibly the lateral expression of the McArthur Vein or the King Vein. This would suggest good strike length potential exists for the McArthur Vein as Ford’s (1990) McArthur resource block is at least 150m from the Winnipeg shaft area.

George Vein

The George Vein lies between the King and McArthur Vein approximately 15 metres to the hangingwall of the King Vein. The vein has not been seen in the exploration adit but defined only by drilling. Two examples of intercepts are 1.25 metres @ 0.86 oz/t Au from U88-18 and 0.91 metres @ 1.25 oz/t Au from U88-23. As with the King Vein the George Vein thickens near the serpentinite contact. The thickened part of the George Vein corresponds closely with the thickened part of the King Vein. No resource has been determined on the George Vein but potential is good.

Samaritan Vein

The Samaritan Vein has had several near surface drill holes in it with the best intercept from DDH 76-2 of 4.9 metres at 0.51 oz/t Au. Other holes are not nearly as successful shedding doubt on the continuity of this vein. The Vein is located 20 metres south of the King Vein shoot. Trenching in 1998 and 1999 uncovered a 0.75 to 1 metre thick shallow south dipping mineralized fault zone that may represent the surface expression of the Samaritan vein. Sampling returned a 1050 ppb Au value, however, potential for better mineralization lies along strike of this structure.

Princess Vein

The Princess Zone is located where there are several old workings and pits directly south of the main Golden-Crown – Winnipeg access road. Here, a quartz-sulfide vein is exposed and hosted by microdiorite. Minimal drilling has tested this target. In 1998, a trench exposed the vein on strike. The vein varies from a massive pyrite-pyrrhotite-chalcopyrite vein to a quartz-sulfide vein. The vein trends 140o/75o NE with an average width of 1.0 metre and traced and exposed for a 34 metre strike length. Beyond that strike length to the northwest the structure continues as a splay of stringer sulfide veinlets. Potential exists for the structure to coalesce back into a mineralized vein to the northwest so should be considered for future exploration. The vein is open to the southeast of the trench exposure and could be tested by trenching as well. Sampling of the vein exposure return relatively low gold values, the maximum of which was 0.098 opt Au. This could still be good target if the sampling density done to date is too wide.

Other Veins

Kim (1989) identifies three other veins which are not identified or interpreted by Caron (1998), the Lynn, Ivory and Edward Veins. In Kim’s interpretation the Lynn and Ivory Veins lie between the McArthur and George Veins. The Edward Vein lies between the Samaritan and the McArthur Veins. All three veins are defined only by drilling. An example true width intercept from Ivory from U88-23 is 1.5 metres @ 0.689 oz/t Au and 0.11% Cu. An example true width intercept from the Lynn Vein from 83-18 is 1.0 metres @ 0.66 oz/t Au and 3.58%Cu (Ford attributes this intercept to the King vein). And, an example true width intercept from the Edward Vein from DDH80-12 is 1.0 metre @ 0.290 oz/t Au and 0.108%Cu.  All three veins are defined only by drilling. Caron’s interprets these veins were only a relict of poor drill hole survey information, later corrected and eliminated from the later interpretation.

Century Gold Property

After the 1960’s, the Winnipeg and Golden Crown had been worked as part of a much bigger property, including 11 additional contiguous reverted crown granted claims making the Golden Crown Project. The robust massive sulfide-bearing structural corridor spans an area at least 800 metres long by 460 metres wide but the heart of the system is only 130 metres wide, the bulk of which is on the Winnipeg Golden Crown. The veins or mineralized zones that fall off the two claims are the Tiara, Portal South, Calumet, Queen and J&R Veins.

Tiara Vein

The Tiara Vein is located about 150 metres east of the Winnipeg shaft. The vein had been previously explored by an old trench now overgrown which exposed a massive pyrrhotite body of unknown dimensions. In 1998 workers re-visited and sampled the trench, producing values to 0.35 opt Au. The zone had been tested by several short diamond drill holes that encountered thick intercepts of massive sulfides, bearing low gold values.

In 1998 the zone was trenched. The massive sulfide body was found to be a relatively flat lying blanket located at the point where a shallow dipping detachment fault met a moderately to steeply dipping mineralized serpentinite-diorite contact. The trench exposed this contact for 110 metres, 90 metres of the contact being mineralized. The orientation of mineralized trend is variable. The north end of the exposure trends 155o/40oW, but steepens towards the south end to 175o/90o.

Channel cut sampling in 1998 defined the zone to have a strong northern and southern part (see table below for details) separated by a 10 metre long segment where the zone is narrower and with weaker mineralization.

Tiara Vein (1998)

	Width	Grade	Dilution	Diluted Grade
Northern Zone (28m)	0.73 m	1.31 opt Au	40%	0.79 opt Au
Southern Zone (25m)	0.9 m	0.99 opt Au	26%	0.74 opt Au

The southern part of the zone of massive pyrrhotite is up to 7 meters thick but with only moderately anomalous gold values from the 1998 sampling campaign. It has been found that the hangingwall and footwall contacts of the massive pyrrhotite body are faulted with grade considerably higher than the massive core itself.  Regardless, massive pyrrhotite-pyrite from the zone can return good gold values, although not consistently. It appears that the presence of fine-grained black sooty pyrite translates to consistently very high gold values. The gold to silver ratio for the Tiara Zone hovers around 10:1. The zone is anomalous in arsenic locally exceeding the 1% analytical limit and has copper grades 0.1-0.2% Cu.

At the south end of the trench, the serpentinite-diorite contact swings dramatically to the west and continues to be mineralized with values in the order of 0.15 opt Au across a 1 metre true width. This contact remains untested to the west. Anomalous gold values in soils lie on strike to the north and south of the exposure which could signify further strike length potential. These soil values are 187 ppb Au, 380 ppb Au and 450 ppb Au.

A follow-up trenching program in 1999 extended the southern zone from 28 metres to 41 metres long. The average width widened to 1.35 metres with an average gold grade of 0.33 opt Au. Channel cuts from the south end returned an average grade of 1.80 opt Au across 7 metres. The sites of anomalous gold values in soils referred to in the previous paragraph were trenched but without encountering any mineralization.

The successful discovery and exploration on this zone post-dates the 1990 resource estimate made by Ford.

Portal Vein

The Portal Vein occurs near the Portal of the 1988 exploration drift. It is the site of additional resources defined by Ford (1990) of 5,000 tons grading 0.41 opt Au and 0.03% Cu. The resource is based on three diamond drill holes, the best being DDH 88-3 with 2.35 metres @ 1.2 opt Au and 0.27% Cu. The breakdown of the resource block follows:

Section 5330E

3230 tons

@

0.26 opt Au,

     ?% Cu

Section 5345E

1260 tons

@

0.70 opt Au,

0.01% Cu

Section 5375E

  510 tons

@

0.69 opt Au,

0.20% Cu

Ford interprets the vein to be steeply dipping, however, Caron (1999) interprets the vein to be a shallow dipping mineralized detachment fault zone trending 140o/30o S, as interpreted from trenches of the Queen, Tiara and Samaritan Zones. Caron’s interpretation implies more continuity to the mineralization as other intercepts in the area are brought into the picture. In addition, it would imply thicker true widths than if the zone was sub vertical. Caron goes on to suggest that there is potential in the footwall of the mineralized detachment fault zone for the zone to continue as a sub vertical zone. Elevated gold in soils to 173 ppb Au over the Portal area probably represents the surface expression of the mineralized zone. Trenching of the zone in summer 1999 apparently confirmed shallow dipping mineralization (Caron, 1999a). Three trenches exposed narrow low grade gold values to a maximum of 570 ppb Au. Re-logging of old drill data by Caron supported this orientation, and suspects it to be the same structure tested at the Queen Zone.

South Zone

This zone is situated about 300 metres south of the main access road near the height of land north of the Skeff valley. The zone was discovered by drilling a strong Electromagnetic conductor in 1986. A total of eight diamond drill holes have explored the zone. Two parallel veins are documented. The stronger vein averages 0.75-1.0 metres wide grading 0.1 to 0.3 opt Au. One drill hole encountered 1.26 opt Au across 1.2 metres.

In 1998, trenching exposed a 2 metre wide strongly oxidized zone and a thin zone of quartz-sulfide veining 15 metres to the south. Gold values up to 0.28 opt Au were produced from the exposure. The zone is surrounded by a large gold soil anomaly 600 metres long by 80 metres wide where values are between 50-1290 ppb Au (see Figure 11). In addition, the zone is thought to be located in the upper plate of the detachment fault that is thought to host the Samaritan and Queen Zones. This data and interpretation suggests good potential to expand the South Zone along strike and possibly to locate additional sub parallel zones.

Trenching in 1999 on strike revealed a wide oxidized fault zone hosting narrow quartz-sulfide veins. The trench exposed the fault zone for 20 metres where it averaged 1.5 to 2.0 metres thick. A chip sample near the eastern end of the trench produced 1.87 opt Au across a true width of 1.5 metres. Another chip sample from this end of the trench returned 0.69 0pt Au across 1.7 metres true thickness. Arsenic values are can be elevated with values up to 0.1% As. Further trenching of the zone should be done, however, overburden thickness may become an issue in places.

Calumet

The Calumet Zone occurs 50 metres north of the portal to the 1988 exploration drift. Several old trenches and pits exposed massive pyrrhotite and quartz-sulfide veining hosted in altered volcanics. Grabs samples from the old dumps from these workings gave a 0.47 opt Au value. Unfortunately the old workings are now sloughed. The zone has been tested by four diamond drill holes along a strike length of 60 metres with limited success. Intercepts are narrow with the best grade being 0.155 opt Au.

Trenching in summer 1999 showed more encouragement. One trench opened adjacent to a sloughed pit exposed a 3 metres wide zone. Chip sampling gave a 0.27 opt Au value across 3.0 metres. Samples taken a short distance on strike gave much lower values. The strike length of this zone is unknown. Its projection 50 metres to the east runs up against the Calumet claim boundary.  Caron (1999a) speculates that the Portal Fault to the west will mask the surface expression of the Calumet vein.

Queen

The Queen Zone is found in a large deep trench located opposite to the Winnipeg shaft road. A 5 metre long vein was exposed and returned gold grades to 0.52 opt Au and >2% Cu, however, no thickness was documented. Vein contacts and host rock were unclear. Several float boulders of massive pyrrhotite in the trench yielded grades up to 0.18 opt Au and 1.1% Cu.

In 1998, the trench was re-opened at its west end and extended eastward to the main road. The Queen vein was exposed at the west end for a distance of 26 metres. Exposures showed a complex zone where two faults intersected. A sub vertical north trending fault is cut by a north trending shallow west dipping mineralized fault zone, the Queen Vein. The shallow dipping fault zone is at least 2.5 metres thick comprising oxidized intensely altered intrusive rocks carrying pods of quartz-sulfide and massive sulfide mineralization. Sampling from this zone yielded gold values to 0.14 opt Au across the zone’s width. Caron (1999) suggests that mapping demonstrates this shallow dipping mineralized fault zone may coincide to the Tiara and Samaritan zones.

The zone was further trenched in 1999 to test for strike length continuity towards the Tiara Vein. Two trenches confirmed a major west dipping fault similar to that found in the Samaritan, Queen and Portal trenches (the strike orientation is not documented). The fault exposed by these two trenches did not encounter significant mineralization. Samples collected reached a maximum of 1415 ppb Au, 0.9% Cu and 11.4 g/t Ag.

J & R

The J&R zone is located approximately 500 metres northwest of the Golden Crown shaft. Numerous old workings occur over an exposure of porphyrite and microdiorite. Overburden in the area is fairly deep. The area coincides with a 300 metre long gold and copper soil anomaly where gold values reach 650 ppb. Additional elevated soil anomalies to the west exist. It is speculated that the target is the western strike extent of the Golden Crown vein, representing a 300 metres trace of unexplored territory between the zones. Complete records of nine diamond drill holes and partial records for another 17 diamond drill holes have explored in the area of the J&R target. Only assay data is available for the later holes which prevents proper locations and orientations of these holes. Several holes in the J&R target area have returned encouraging results. The best intercept was from 90-25 with 2.5 metres @ 0.46 opt Au and 2.8% Cu. Others include hole 84-10 with 1.52 metres @ 0.45 opt Au and hole 84-9 with 5.36 metres @ 0.159 opt Au.

Trenching in 1999 made three exposures of a broad mineralized zone with multiple 0.5-1 metre wide veins and a multitude of intervening veinlets. Chalcopyrite was found in the veins as well as disseminations in silicified intrusive host rock. Veins sampled separately returned up to 4.8 g/t Au, 84.4 g/t Ag and >1% Cu (assays incompletely reported). Continuous chips returned a 15 metres wide zone averaging 0.25% Cu, 3.8 g/t Ag and 275 ppb Au and a 13 metre wide zone grading >0.4% Cu, 5.8 g/t Ag and 408 ppb Au. This trench work appears inconsistent with the higher grade gold intercepts reported above and either means that a higher grade system lies below the trench level or the gold intercepts are scattered and isolated without promise of continuity. An effort to locate and re-log the holes that are partially documented may provide some answers to the target’s future.

Mineral Resource Estimate

There are four historic mineral resource estimates reported for the Winnipeg – Golden Crown claims. None of the resource estimates below are not considered a declared resource on the property and should not be relied upon but remains a historic figure. The Issuer has not prepared nor confirmed these resource estimations and as they pre-date National Instrument 43-101, they do not comply with NI 43-101 requirements for mineral resource estimation. Based on current CIM standards on mineral resources and reserves, the reported mineral inventories would be classified as Inferred Mineral Resources until such time as a current resource estimate from an independent qualified person is made. The estimates below on their own do not currently demonstrate economic viability.

Kim (1987) makes reference to a 1986 estimate by L. Sookochoff, P.Eng. of 40,000 tons grading 0.30 oz/t Au. Details of this estimate are neither on file nor contained in Kim’s report.

Kim (1987) presents a cross-sectional estimate of 77,602 tons grading 0.44 oz/t Au, 0.51 oz/t Ag and 0.66% Cu prior to further dilution and mining losses. A 10 metre maximum projection from intercept was used, as well as a specific gravity of 4.00 for “ore” and 2.8 for waste and 1 metre minimum mining width. No grade cut-off was stated.

R. Seraphim, Ph.D., P.Eng. identified a “drill indicated reserve” estimate in 1989 of 62,670 tons at 0.455 oz/t Au, 0.52 oz/t Ag and 0.70 % Cu. This included a 25% dilution. The estimate covers a smaller area than from Kim’s (1987) estimate, but includes 40 additional drill holes. Seraphim speculates that the Winnipeg Vein is more continuous than other veins as it is exposed in the 100 foot level. He describes the King and George Veins as braided or reticulated in nature from observations in the drift and cross-cut.

In 1990 G. Ford, P.Eng. performed an independent resource estimate for Attwood Gold Corporation of 37,100 tons grading 0.999 opt gold (uncut), 0.536 opt gold (cut) and 1.12% copper on the Winnipeg-Golden Crown and Calumet claims.  The portion of the resource on the Winnipeg-Golden Crown claims represents 32,150 tons grading 1.14 opt gold (uncut) and 1.26% copper. Ford’s calculation assumed a lower cut-off of 0.25 opt Au over 1 metre true width, a 3.51 specific gravity to “ore” and 2.74 to waste, maximum area of influence of 10 metres, and dilution to 1 metre true width. Ford itemizes the available data and a number of omissions to the reported drill holes as well as where he performed calculated modification. Ford prepared and cleaned a digital database, prepared cross-sections to permit vein correlation, then cut prepared oblique sections for each value and generated polygons incorporating the factors described above. Ford also reports making a number of corrections to the older database that was used by Seraphim and Kim, incorporation more data and assuming slightly different interpretation attributing to the differences in estimates. Caron (1998) reports that since Ford’s work, additional corrections in the database have been made, some attributed to “significant reinterpretation of vein geometry and in some cases has added potential for new “reserves” above what Ford had estimated.”

All workers indicate potential to expand resources. The outer limits of many of their resource blocks are not closed off. Considerable potential lies within and beyond the 400 metres strike length sporadically tested to date for any of the veins to hold new unidentified shoots. The latest work by geologists of Century Gold indicated that they have started to identify patterns in thicker higher grade shoots which will make exploration more productive. Much of the 400 metre strike length has only been tested near surface. Furthermore, potential for more resources lies in different geological settings to the sub vertical vein model. Caron (1999) has identified shallow dipping detachment fault to be mineralized. There could be lateral mineral development where these structures cross the chief veins. Geological contacts decidedly affect zone development. The sub horizontal serpentinite unit in the mineralized corridor could have influence on lateral sub horizontal development of mineralization both on its footwall as at the Athelstan site, which is contiguous with the Golden Crown claims on the southeast, or in the hangingwall, as at the Grenoble/Main Zone on the Lexington – Lone Star property.

4.2.3

Other Projects

In addition to the Issuer’s principal project, the Greenwood Gold Project, the Issuer holds varying interests mineral properties comprising the Boundary Project in the Greenwood & Osoyoos Mining Divisions, the Welbar and Domin Projects in the Cariboo Mining Division and the Tommy Jack property in the Omineca Mining Division.

The Issuer’s Boundary Project is centred around Rock Creek, British Columbia approximately 30 kilometres east of Osoyoos.  The Boundary Project land package includes: the Issuer’s 100% owned Caramelia, Old Nick, Shut, and Midway properties and a 44% interest in the Rock Creek Gold Trend Joint Venture.  The Issuer also has an option to earn 100% of the Sappho property pursuant to an agreement dated March 6, 2001  The Boundary Project land package covers over 10,000 hectares.

The Boundary Project is the subject of a report dated May 13, 2002 (the “Boundary Report”) by Linda Caron, P.Eng. of 717-75th Avenue, Grand Forks, British Columbia V0H 1H0, a copy of which has been filed with the regulatory authorities www.sedar.com and is also available for viewing at the Issuer’s offices at Suite 550, 580 Hornby Street, Vancouver, BC.

The Welbar Project is comprised of the Promise and Myrtle/Proserpine properties (2,600 hectares), located near Wells/Barkerville, British Columbia.  International Wayside Gold Mines Ltd. has an option to earn a 50% interest in these properties from the Issuer, pursuant to agreements dated June 8, 2001 (See “Year Ending December 31, 2000” and “Year Ending December 31, 2001”).

The Domin Project covering 3,700 hectares, located 43 kilometres northeast of the town of Wells, BC and 110 kilometres east southeast of Prince George, BC, is comprised of the Dominion Creek property (17 claims, 78 units), which the Issuer has under 100% option (See Year Ending December 31, 2000) and the Issuer’s 100% owned contiguous Domin claims (36 claims, 81 units).

The Tommy Jack property (1,200 hectares), located 150 kilometres north of Smithers, BC in the Omineca Mining Division, is under 100% option by the Issuer, pursuant to an agreement dated May 10, 2002 (See “Year Ending December 31, 2002”).

ITEM 5:

SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1

Annual Information

Selected financial information of the Issuer for the last three completed financial years ended December 31st is tabled below.  This information is derived from the financial statements of the Issuer and should be read in conjunction with those financial statements and notes thereto.

Years Ended December 31st (Audited)

	2002	2001	2000
Net Sales or Total Revenues	2,059	22,115	11,318
Income (Loss) from Continuing Operations In total On a per share basis On a fully diluted share basis	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Net Income (Loss) In total On a per share basis On a fully diluted share basis	(646,551) $0.03	(272,306) $0.02	(343,191) $0.03
Total Assets	2,947,855	2,633,388	2,092,248
Total Long-Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends per Share	Nil	Nil	Nil
Shareholders Equity	2,600,886	2,105,167	2,049,373
Working Capital (Deficiency)	(233,839)	29,864	172,689
Write-off of Mineral Property Costs	305,248	Nil	11,463

5.2

Dividends

The Issuer has not paid any dividends since incorporation and it is not anticipated that the Issuer will pay any dividends in the foreseeable future.  The amount, timing and payment of dividends in the future, if any, will be determined by the Board of Directors of the Issuer based upon, among other things, earnings, financial condition of the Issuer, the need to finance on-going administration and exploration requirements and such other business considerations as are considered relevant.  However, the Issuer is not limited in any way in its ability to pay dividends on its common shares.

5.3

Foreign GAAP

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

i)

Under US GAAP, the Company would record its mineral property interests at cost.  Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred.  The Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration and development costs incurred during the period are to be expensed.

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”).  Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.    Compensation expense is recognized only to the extent fair market value is greater than the grant price.  An alternative method under US GAAP is the fair value accounting provided for under FASB Statement No. 123 (“SFAS No. 123”), which requires the use of option valuation models.  Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its options granted under the fair value method of that Statement.  The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model using a weighted average expected life of 2.5 years in 2002, 4 years in 2001 and 2000, no dividends, volatility of 100% in 2002, 134% in 2001 and 2000 and risk-free interest rates of 3.5%, 5.25% and 5.25% in 2002, 2001 and 2000.

iii)

SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.  The Company’s investments are classified as available-for-sale investments and carried at the lower of cost or quoted market value for Canadian GAAP purposes.  Such investments are not actively traded on short term differences in price, and for US GAAP purposes, must have holding gains and losses reported as a component of comprehensive income.

iv)

United States accounting standards for income taxes are set forth in SFAS No. 109.  The Company has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements.  The only significant tax assets the Company has are the accumulated non-capital losses and accumulated resource related expenditures which are available to offset future taxable income.  The Company’s operations have no income subject to income taxes and it is not likely that such tax assets will be realized.  Accordingly, the Company would eliminate the effect of the recognition of any of these tax assets by the recording of a valuation allowance equal to the value of the tax assets.

ITEM 6:

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of financial position, changes in financial position, and results of operations of the Issuer for the fiscal years ended December 31st, 2002 and December 31st, 2001 should be read in conjunction with the Issuer’s consolidated financial statements and related notes therein:

6.1

Form 44-102F2 Disclosure

General

Since its incorporation the Issuer has been exclusively a mineral exploration company. The principal business of the Issuer is the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit.  The Issuer will require additional financing to carry out its corporate objectives and if financing is unavailable for any reason, the Issuer may become unable to retain its mineral properties, meet its exploration and/or property commitments, and carry out its corporate objectives.

The Issuer’s accounting policy is to defer the costs of acquisition and related exploration and development costs of mineral properties.  At such time as the property may be placed into production, capitalized costs will be amortized over the useful life of the operation or at such time as the property is sold or abandoned, the costs will be written off.

To date the Issuer’s exploration goal has been to discover precious metals (including gold, silver, and platinum group elements) and base metals (including nickel, cobalt, zinc and copper).  Exploration activities have been financed solely through equity financings to date.  The Issuer’s operating results are dependent on:

i)

capital markets, which affect the Issuer’s ability to finance exploration;

ii)

market prices for metals, exchange rates, and interest rates, which affect the feasibility of establishing positive cash flow from a potential mineral property;

iii)

write down and abandonment of mineral properties based on

iv)

the successful discovery in the future of an ore deposit, which can be advanced to bankable feasibility, developed and placed into production.

The Issuer’s financial operations during the last two financial years ended December 31st are briefly summarized in the following section, which should be read in conjunction with the Issuer’s financial statements and related notes included therein.

Quarterly Information

Selected financial information of Issuer for each of the last eight quarters ending at the end of the most recently completed financial year are tabled below:

Quarter Ended	31-Dec-02	30-Sep-02	30-June-02	31-Mar-02
Total Revenues	2,059	1,742	1,089	374
Income (Loss) from Continuing Operations	N/A	N/A	N/A	N/A
Net Income (Loss) In Total On a Per Share Basis On a Fully Diluted Share Basis	(646,551) ($0.03) N/A	(526,948) ($0.03) N/A	(439,661) ($0.02) N/A	(78,190) N/A N/A

Quarter Ended	31-Dec-01	30-Sep-01	30-June-01	31-Mar-01
Total Revenues	22,115	21,054	20,185	18,554
Income (Loss) from Continuing Operations	N/A	N/A	N/A	N/A
Net Income (Loss) In Total On a Per Share Basis On a Fully Diluted Share Basis	(272,306) ($0.02) N/A	(190,595) ($0.01) N/A	(135,894) ($0.01) N/A	(55,380) N/A N/A

Liquidity and Capital Resources

At December 31, 2002, the Issuer had a working capital deficiency of $233,839 compared to working capital of $29,864  at December 31, 2001, due to increased trade accounts payable and to a draw down of cash balances.

The Issuer’s operations consist of the exploration and evaluation of mineral properties.  The Issuer presently does not have sufficient financial resources to undertake all of its current planned exploration and development programs and is dependent upon future equity and/or debt financings to fund its operations, including property option payments, exploration work commitments. The Issuer has no revenue producing properties. The Issuer’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing those properties.

The Issuer plans to finance future exploration programs on its Canadian exploration properties by flow-through financing.  The Issuer is also dependent on completion of the financing agreement with ORCH (see “Year to Date – January 1st to May 16, 2003”) to develop its Greenwood Gold Project to production.

The Issuer will continue to rely in the short term on equity funding to finance its ongoing activities.

During the 2002 year, the Company completed two non-brokered private placements.  A private placement of 1,666,666 units announced on March 26, 2002, priced at $0.15 per unit, with each unit comprised of one common share and one share purchase warrant, exercisable prior to April 29, 2003 at $0.18 per share, netted proceeds of $250,000.  A private placement of 312,366 flow-through units and 241,700 non-flow-through units, announced September 18, 2002, priced at $0.15 per unit, netted proceeds of $83,110. The flow-through units from the September offering were each comprised of one flow-through common share and one non-flow-through share purchase warrant, exercisable prior to December 31, 2002 at an exercise price of $0.20.  The September non-flow-through units were each comprised of one common share and one share purchase warrant, exercisable prior to November 14, 2003, at an exercise price of $0.20.  On December 31, 2002 the Company announced a non-brokered flow-through private placement of 200,000 units, priced at $0.15 per unit, each comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two warrants exercisable prior to December 31, 2003, at an exercise price of $0.20 per share, for net proceeds of $30,000.  The private placement closed, subsequent to the year-end, on January 8, 2003.

Subsequent to the year ending December 31, 2002, a non-brokered flow-through private placement of 842,000 units, comprised of one flow-through common share and one non-flow-through share purchase warrant, priced at $0.25 per unit, was announced in March 2003, for gross proceeds of $210,500.  Every two share purchase warrants will entitle the holder to purchase one additional common share prior to April 2, 2004, at an exercise price of $0.30 per share.  Finder’s fees totalling $9,850 were paid pursuant to the private placement, which closed on April 2, 2004 and netted $200,650.

For the year ended December 31, 2002, the Company incurred $585,190 in property acquisition costs and $244,843 in exploration costs.  In February of 2002 the Company completed metallurgical testing in Vancouver, under the supervision of the Company’s hydrometallurgical consultant, Dr. David Dreisinger, on high-grade cobalt-copper oxide material from the Democratic Republic of Congo.  Based on the results of metallurgical test work, Company management, in conjunction with engineering consultants, in Canada and South Africa, developed preliminary plans for a 50 tonne per day plant to process cobalt-copper oxide material.  Notwithstanding these encouraging metallurgical results, the Company will not proceed with the project (see “Year Ending December 31, 2002”).

Exploration programs conducted on the Company’s British Columbia mineral properties included: biogeochemical (bark) surveys, heavy mineral, and rock sampling on the Caramelia property near Rock Creek, BC; trenching, geological mapping and sampling on the Tommy Jack property near Smithers, BC; and sampling and geological/metallurgical/engineering evaluation on the properties comprising the Company’s Greenwood Gold Project.

As at May 16, 2003, the Issuer had 25,137,892 common shares issued and outstanding (27,690,592 common shares on a fully diluted basis). Outstanding share purchase warrants and outstanding incentive stock options granted to directors, officers, employees, and consultants of the Issuer are tabled below.

Outstanding Share Purchase Warrants

	Exercise Price	Expiry Date	Total Proceeds Upon Exercise
Warrants
241,700	$0.20	November 14, 2003	$ 48,340
100,000	$0.20	December 31, 2003	20,000
421,000	$0.30	April 2, 2004	126,300
762,700			$194,640

Pursuant to the Issuer’s financial agreement with ORCH dated January 30, 2003, and subject to acceptance for filing by the TSX Venture Exchange, (see “Year to Date – January 1st to May 16, 2003”) up to an additional 5,500,000 warrants may become outstanding, at an exercise price of $0.30 per share in the first year and $0.35 per year in the second year.

Outstanding Incentive Stock Options

	Exercise Price	Expiry Date	Total Proceeds Upon Exercise
Stock Options
110,000	@$0.15/share	October 30, 1998	$16,500
100,000	@$0.20/share	February 4, 2004	$20,000
80,000	@$0.15/share	March 3, 2005	$12,000
350,000	@$0.36/share	April 11, 2005	$126,000
145,000	@$0.25/share	May 26, 2005	$36,250
60,000	@$0.25/share	November 3, 2005	$15,000
100,000	@$0.25/share	December 4, 2005	$25,000
845,000	@$0.15/share	May 6, 2007	$126,750
1,790,000			$377,500

If the Issuer were to issue the additional 2,552,700 common shares on exercise of the aforementioned share purchase warrants and incentive stock options to reach the fully diluted amount, it would raise an additional $572,140.  Further, if the additional 5,500,000 warrants are issued to ORCH and are exercised, an additional $1,650,000 would be raised.

Results of Operations

For Financial Year Ending December 31, 2002 compared to Financial Year Ending December 31, 2001.

During the year ended December 31, 2002 the Company reported a net loss of $646,551 compared to a consolidated net loss of $272,306 reported in the year ended December 31, 2001.  The difference is primarily due to abandonment and write down of mineral properties, which amounted to $305,248 for the year ended December 31, 2002 compared to no mineral property write downs in the prior year.  Revenue reported for the year ending December 31, 2002 was $2,059 compared to $22,115 for the year ending December 31, 2001.  The difference in revenue is primarily attributable to a finder’s fee ($15,898) received by the Company for introducing a mining technology project to a major mining company.  Effective January 1, 2002 the Company adopted new accounting recommendations for stock-based compensation and as a result reported expenses of $18,460 for the year ended December 31, 2002.  Administrative expenses increased to $267,906 in the year ended December 31, 2002 from $219,195 for the year ended December 31, 2001.  Material changes in administrative expenses were due to: increased auditing and legal costs of $18,207 associated with the Company’s submission of a 20-F registration statement with the United States Securities Exchange Commission in respect of its mineral property acquisitions; and increased office and general expenses of $30,034 primarily due to consulting fees paid in respect of the Company’s 20-F registration statement, and to an increase in office rent.

Outlook

The Company has management expertise in the areas of construction, development and operation of mining projects.  The Company is focussing on advancing its Greenwood Gold Project to production.  In addition, Company management continues to actively evaluate small to medium sized mineral projects, particularly gold projects, with the intent of acquiring advanced stage mineral projects, which can be quickly advanced to production.

Forward Looking Statements

The above may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

ITEM 7:

MARKET FOR SECURITIES

The Common Shares of the Issuer are listed and posted for trading on the TSX Venture Exchange under the trading symbol “GC”.

ITEM 8:

DIRECTORS AND OFFICERS

8.1

Name, Address, Occupation and Security Holding

The following are the full names, municipality of residence, positions with the Issuer, principal occupations within the preceding five years, and security holdings of all of the directors and officers of the Issuer as of the date of this annual information form:

Name, Municipality of Residence	Position with Issuer	Principal Occupation for the Past Five Years	Security Holding (% Shares)(1)
Robert A. Watts(2) Victoria, BC	Chairman, Director Retired from the Board of Directors effective May 14, 2003	Mining and financial consultant to mining companies (Wattsline Management Ltd.)	1.4%
Frederick J. Sveinson(4) Richmond, BC	President, CEO & Director	Professional Mining Engineer, consultant to mining companies (Sveinson Mineral Services Inc.)	8.9%
Melvin A. Smale(3),(4) Mission, BC	Director	Retired Businessman	7.8%
Courtney A. Shearer(3),(4) Bragg Creek, AB	Director & Chief Financial Officer	VP Operations for Wise Wood Corporation, Corporate development consultant (Larkspur Consulting Inc.)	1.0%
Paul S. Cowley(3) North Vancouver, BC	Director, VP Exploration	Professional Geologist, Geological Consultant	0.4%
Terry A. Sveinson Edmonton, AB	Treasurer	Certified General Accountant, Terry Sveinson Professional Corp.	0.9%
Robert G. McMorran Port Moody, BC	Corporate Secretary Director effective May 14, 2003	Chartered accountant, accounting and consulting services (Malaspina Consultants)	0.04%

(1) Based on 25,137,892 shares outstanding as at May 16, 2003

(2) Robert A. Watts served as director until May 14, 2003

(3)  Member of Audit Committee

(4) Member of Corporate Governance Committee

The directors are elected at the Annual General Meeting and serve in that capacity until the next annual general meeting or until their successor is appointed.  As noted above Robert A. Watts did not stand for re-election to the board of directors at the Issuer’s Annual General Meeting of Shareholders on May 14, 2003.  Robert G. McMorran, Corporate Secretary for the Issuer, was elected to the Board of Directors at the Issuer’s AGM on May 14, 2003.

As of the date hereof, 5,137,020 common shares of the Issuer are beneficially owned, directly or indirectly, by the directors and senior officers, as a group, representing 20.4% of the issued and outstanding voting securities.

The Issuer does not have an Executive Committee.

8.2

Corporate Cease Trade Orders or Bankruptcies

During the ten years prior to the date of this Annual Information Form, none of the directors or officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been a director or officer of any other Issuer that, while that person was acting in that capacity:

a) was the subject of a cease trade order or similar order, or an order that denied the Issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3

Penalties or Sanctions

No director, officer or promoter of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has:

a) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

8.4

Personal Bankruptcies

During the ten years prior to the date hereof, no director or officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person or company.

8.5

Conflicts of Interest

Certain directors and officers of the Issuer are and may continue to be involved in the mining and exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures, which are potential competitors.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Issuer.  As required by law, each of the directors of the Issuer is required to act honestly, in good faith and in the best interests of the Issuer.   Any conflicts which arise shall be disclosed by the directors and officers and they will govern themselves in respect therof to the best of their ability with the obligations imposed on them by law.

ITEM 9:

ADDITIONAL INFORMATION

The Issuer will provide to any person or company, upon request to the Secretary of the Issuer:

a) when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

i) one copy of the AIF of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

ii) one copy of the comparative financial statement of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year,

iii) one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) or (iii); or

b) at any other time, one copy of any other document referred to in item (1)(a)(i), (ii), and (iii) above, provided the Issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.

Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Issuer’s Information Circular pertaining to the most recent Annual General Meeting.  Additional information is also provided in the Issuer’s comparative financial statements for its most recently completed financial year.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

       X           Schedule A

         Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Gold City Industries Ltd.

ISSUER’S ADDRESS

Suite 550, 580 Hornby Street, Vancouver, BC

V6C 3B6 Canada

ISSUER TELEPHONE NUMBER

(604) 682-7677

CONTACT PERSON

Fred Sveinson

CONTACT’S POSITION

President

CONTACT TELEPHONE NUMBER

(604) 682-7677

CONTACT EMAIL ADDRESS

info@gold-city.net

WEB SITE ADDRESS

www.gold-city.net

FOR QUARTER ENDED

March 31, 2003

DATE OF REPORT

May 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Paul S. Cowley

“Paul S. Cowley”

03/05/29

NAME OF DIRECTOR

SIGNED TYPED

DATE SIGNED YY/MM/DD

Fred Sveinson

“Frederick Sveinson”

03/05/29

NAME OF DIRECTOR

SIGNED TYPED

DATE SIGNED YY/MM/DD

(Signatures for this Form should be entered in TYPED form)

GOLD CITY INDUSTRIES LTD.

Balance Sheets (Prepared without audit)
	March 31, 2003	December 31, 2002
ASSETS
Current Assets
Cash and cash equivalents	$160,153	$9,382
Marketable securities	-	56,000
Accounts receivable	8,662	10,659
Prepaid expense	2,547	1,239
Current portion note receivable	4,724	4,724
Current portion mortgages receivable	1,126	1,126
	177,212	83,130
Mineral Properties And Related Deferred
Exploration	2,880,013	2,776,906
Capital Assets	73,539	44,039

Other Assets	43,780	43,780
	$3,174,544	$2,947,855

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$170,723	$230,029
Loans payable	86,940	86,940
	257,663	316,969
Share Subscriptions	195,500	30,000
	453,164	346,969
SHAREHOLDERS’ EQUITY

Share Capital	9,036,243	8,838,743

Contributed Surplus	163,199	158,460

Deficit	(6,478,061)	(6,396,317)
	2,721,381	2,600,886
	$3,174,544	$2,947,855

GOLD CITY INDUSTRIES LTD.

Statements of Operation and Deficit (Prepared without audit)
Three Months Ended March 31	2003	2002

Revenue

Interest income	$125	$374
Other income	-	-
	125	374
Administrative Expenses

Audit and legal	13,613	2,250
Consulting and technical fees	15,050	13,970
Financing fees and interest	11,281	2,209
Office and general	31,260	40,181
Share transfer and regulatory fees	6,107	4,454
Depreciation	500	500
	77,811	63,564
Loss Before Other Expenses	(77,686)	(63,190)

Other Expenses (Income)

Gain on sale of marketable securities	(8,501)	-
Mineral property evaluation	7,820	15,000
Stock-based compensation	4,739	-
	(4,058)	(15,000)

Loss For The Year	(81,744)	(78,190)

Deficit – beginning of period	(6,396,317)	(5,749,766)

Deficit – end of period	$(6,478,061)	$(5,827,956)

GOLD CITY INDUSTRIES LTD.

Statements of Cash Flow (Prepared without audit)

Three Months Ended March 31	2003	2002

Cash flows from operating activities

Loss for the period	$(81,744)	$(78,190)
Items not affecting cash
Gain on sale of marketable securities	(8,501)	-
Depreciation	500	500
Stock-based Compensation	4,739	-
	(85,006)	(77,690)

Net changes in non-cash working capital
Decrease (increase) in accounts receivable and prepaid
expense	689	7,042
Decrease in accounts payable and accrued liabilities	(59,306)	(17,498)
Loan payable	-	(56,341)
	(143,623)	(144,487)

Cash flows from investing activities

Proceeds from sale of marketable securities	64,501	-
Acquisition of mineral properties	(49,166)	(69,322)
Deferred exploration	(53,941)	(14,566)
Purchase of capital assets	(14,000)	(4,439)
	(52,606)	(88,327)

Cash flows from financing activities

Shares issued for cash	151,500	-
Shares subscriptions received	195,500	155,050
Mortgage payments received	-	1,013
	347,000	156,063

Net cash and cash equivalents provided (used) during the period	150,771	(76,751)
Cash and cash equivalents - beginning of period	9,382	261,141

Cash and cash equivalents - end of period	$160,153	$184,390

GOLD CITY INDUSTRIES LTD. Statement of Mineral Properties and Deferred Exploration Expenditures (Prepared without audit)

As at March 31, 2003

	Rock Creek & Old Nick	Domin Project	Caramelia	Boundary Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at December 31, 2002	$506,235	$291,466	$720,696	$70,057	$85,346	$379,792	$636,725	$39,810	$46,779	$2,776,906

Consultants and valuations	-	1,250	-	-	-	-	47,358	750	500	49,858
Property filings and fees	-	-	-	-	-	-	1,097	-	-	1,097
Maps and reproduction	-	-	-	-	-	-	63	-	-	63
Field supplies	-	-	-	-	-	-	168	-	-	168
Freight	-	-	-	-	-	-	-	-	-	-
Fuel and lubes	-	-	-	-	-	-	295	-	-	295
Equipment rental	-	-	-	-	-	-	228	-	-	228
Travel and accommodation	-	-	-	-	-	-	812	-	-	812
Vehicle rentals and lease	-	-	-	-	-	-	1,420	-	-	1,420
	-	1,250	-	-	-	-	51,441	750	500	53,941

Acquisition Expenditures	-	-	-	-	-	-	49,166	-	-	49,166
Properties written off	-	-	-	-	-	-	-	-	-	-
	-	1,250	-	-	-	-	100,607	750	500	103,107
Balance as at March 31, 2003	$506,235	292,716	720,696	70,057	85,346	379,792	737,332	40,560	47,279	2,880,013

GOLD CITY INDUSTRIES LTD.

Notes to Financial Statements

For the Three Months Ended March 31, 2003

(Prepared without audit)

1.

Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2002.  These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company’s latest annual report.

2.   Supplemental Cash Flow Information

Cash flows from financing activities

2003

2002

 Shares issued for capital asset acquisitions

     $    16,000

         -

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

                       Schedule A

          X          Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Gold City Industries Ltd.

ISSUER’S ADDRESS

Suite 550, 580 Hornby Street, Vancouver, BC

V6C 3B6 Canada

ISSUER TELEPHONE NUMBER

(604) 682-7677

CONTACT PERSON

Fred Sveinson

CONTACT’S POSITION

President

CONTACT TELEPHONE NUMBER

(604) 682-7677

CONTACT EMAIL ADDRESS

info@gold-city.net

WEB SITE ADDRESS

www.gold-city.net

FOR QUARTER ENDED

March 31, 2003

DATE OF REPORT

May 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Paul S. Cowley

“Paul S. Cowley”

03/05/29

NAME OF DIRECTOR

SIGNED TYPED

DATE SIGNED YY/MM/DD

Fred Sveinson

“Frederick Sveinson”

03/05/29

NAME OF DIRECTOR

SIGNED TYPED

DATE SIGNED YY/MM/DD

(Signatures for this Form should be entered in TYPED form)

SCHEDULE B

GOLD CITY INDUSTRIES LTD.

Form 51-901F Quarterly Report March 31, 2003

1.

a)

Expenditures on resource properties:

PROPERTY	ACQUISITION COSTS	EXPLORATION COSTS	PROJECT TOTAL
Domin Project	$ -	$ 1,250	$ 1,250
Greenwood Gold Project	49,166	51,441	100,607
Midway Property	-	500	500
Tommy Jack Property	-	750	750
Total	$ 49,166	$ 53,941	$ 103,107

b)

Analysis of Office and General expenditures for 3 months ended March 31, 2003:

ITEM	AMOUNT
Travel & Accommodation	$ 2,720
Bank charges	275
Courier & Postage	560
Management Fees	11,250
Membership/Conference Fees	801
Office Lease/Rent	7,979
Office Supplies & Equipment	2,573
Parking	393
Investor Relations	2,590
Storage	447
Sundry Expenses	185
Telephone & Fax	1,487
TOTAL	$ 31,260

c)  During the three month period ended March 31, 2003, the Company incurred $2,250 in fees payable to a management company owned by an officer.  The fees were incurred in consideration for the provision of administrative services.  The Company incurred $30,180 in fees payable to companies controlled by directors for management and technical consulting fees.

2.

a)  Summary of securities issued during the quarter ended March 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
January 8, 2003	Units(1)	Private Placement	200,000	$0.15	$30,000	Cash	N/A
January 17, 2003	Common Shares	Private Placement	100,000	$0.15	$15,000	Property Acquisition	N/A
February 13, 2003	Common Shares	Warrant Exercise	28,000	$0.18	$5,040	Cash	N/A
February 20, 2003	Common Shares	Warrant Exercise	30,000	$0.18	$5,400	Cash	N/A
February 28, 2003	Common Shares	Warrant Exercise	67,000	$0.18	$12,060	Cash	N/A
March 12, 2003	Common Shares	Warrant Exercise	316,667	$0.18	$57,000	Cash	N/A
March 26, 2003	Common Shares	Warrant Exercise	400,000	$0.18	$72,000	Cash	N/A
TOTAL			1,141,667		$196,500

(1)

Each Unit consists of one flow-through common share and one non-flow-through, non transferable share purchase warrant.  Warrant holders are entitled to acquire one additional common share at an exercise price of $0.20 per share for each two warrants held.  The warrants expire December 31, 2003.

b)  Options granted during the quarter ended March 31, 2003: None

3.  As at the end of the quarter:

a)

Authorized shares:  60,000,000

Issued Shares: 24,265,892

b)

Summary of options, warrants and convertible securities outstanding:

Type of Security	Number of Securities	Exercise Price	Expiry date
Stock Options	110,000	0.15	October 30, 2003
	100,000	0.20	February 3, 2004
	80,000	0.15	March 3, 2005
	350,000	0.36	April 11, 2005
	145,000	0.25	May 26,2005
	60,000	0.25	November 3, 2005
	100,000	0.25	December 4, 2005
	845,000	0.15	May 6, 2007
Total	1,790,000

Warrants	824,999	0.18	April 29, 2003
	241,700	0.20	November 14, 2003
	100,000	0.20	December 31, 2003
Total	1,166,699

c)

Total number of shares in escrow or subject to a pooling agreement: Nil

d)

List of directors and officers:

Directors:

Paul Cowley

Courtney Shearer

Melvin Smale

Fred Sveinson

Robert McMorran

Officers:

Fred Sveinson – President & CEO

Courtney Shearer – CFO

Paul Cowley – Vice President Exploration

Terry Sveinson – Treasurer & Assistant Secretary

Robert McMorran – Secretary & Assistant Treasurer

SCHEDULE C

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITIONS AND THE RESULTS OF OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2003

Description of Business

Gold City Industries Ltd. (the “Company”) was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act.  The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company holds varying interests in sixteen mineral exploration properties covering 21,000 hectares in the province of British Columbia.  The primary focus of the Company is to advance its Greenwood Gold Project, comprised of the Lexington-Lone Star and Golden Crown gold-copper mineral properties, located near Greenwood, British Columbia, to production.  Management continues to evaluate other advanced stage mineral projects, which may be acquired for development to production.

The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol “GC”.  The Company filed a 20-F registration statement with the United States Securities Exchange Commission (SEC) to become a reporting issuer effective November 20, 2002.

Greenwood Gold Project

The Company’s Greenwood Gold Project, located near Greenwood, British Columbia, is comprised of two core mineral property groups – the Lexington-Lone Star and the Golden Crown (including Winnipeg-Golden Crown, Century Gold, Zip, and JD claims). Commencing in July 2002, the Company entered into option agreements to acquire 100% interests in the five properties. The Company also entered into an option agreement to acquire 100% interest in the Roberts Mill, located 5 kilometres south of Greenwood, BC.

Subject to completion of financing (see “Financing Activities”) and permitting, the Company plans on advancing the Greenwood Gold Project to production.  The Company intends to rehabilitate the Roberts Mill and expand the mill capacity to 200 tonnes per day; carry out an underground bulk sample from the Grenoble/Main zone at the Lexington property, with the intent of achieving commercial production; and conduct surface and underground exploration programs at the Lexington and Golden Crown properties.

During the period ended March 31, 2003 and pursuant to the Roberts Mill option agreement dated September 17, 2002, the Company issued 100,000 common shares to Bow Mines Ltd., subject to a four month hold until May 17, 2003.

Results of Operations

During the three months ended March 31, 2003, the Company reported a net loss of $81,744 compared to a net loss of $78,190 reported in the three months ended March 31, 2002.  Administrative expenses increased by $14,496, while other expenses decreased by $10,942 for the three months ended March 31, 2003 compared to the three months ended March 31, 2002. Differences in administrative expenses were primarily due to: an increase of $11,363 in legal and audit fees, related to mineral property acquisition agreements and the submission of a 20-F registration statement to the United States Securities Exchange Commission, undertaken in the last quarter of the year 2002 and an increase of $9,072 in financing fees related to finder’s fees of $9,850 paid pursuant to a non-brokered private placement dated March 6, 2003 (see “Financing Activities”), partially offset by a decrease of $8,921 in office and general expenses, which in turn was primarily due to a reduction in management fees.  Differences in other expenses for the period ending March 31, 2003 were attributable to a gain of $8,501 on the sale of marketable securities, which were acquired by the Company pursuant to property option agreements; a decrease of $7,180 in mineral property evaluation; and stock-based compensation of $4,739 related to stock options granted to consultants of the Company in the second quarter of 2002.

Financing Activities

During the period the Company closed a non-brokered private placement totalling $30,000, which was announced on December 31, 2002.  Subscriptions were received for 200,000 flow-through units, priced at $0.15 per unit, with each unit comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Every two share purchase warrants entitle the holder to purchase one additional common share, at an exercise price of $0.20 per share prior to December 31, 2003. Proceeds of the private placement will be used for qualifying exploration expenditures on the Company’s Greenwood Gold Project.

On February 3, 2003 the Company announced that it had arranged £2.4 million production financing for its Greenwood Gold Project through an investment agreement with Ocean Resources Capital Holdings Plc., (“ORCH”) a London based company.  Pursuant to the agreement, which is subject to acceptance for filing by the TSX Venture Exchange, ORCH will issue to the Company 4,800,000 units in the capital of ORCH, at the deemed price of £0.50 per unit and the Company will issue a secured loan note in the principal amount of £2.4 million.  The note, bearing interest at 12% per annum, will be for a term of 3 years.  The loan is repayable at any time by the Company delivering to ORCH gold bullion at the fixed price of $315 per ounce or cash equivalent at ORCH’s discretion.  In addition, the Company will issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Company at $0.30 per share in the first year and $0.35 per share in the second year.  A finder’s fee will be payable by the Company to Mr. Peter Maclean of Vancouver.

On March 6, 2003 the Company announced that it had arranged a non-brokered private placement of 400,000 units, priced at $0.25 per unit. Subsequently on March 26, 2003 the Company amended the private placement to increase the number of units to 842,000 units for total gross proceeds of $210,500.  Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.  Finder’s fees totalling $9,850 were paid pursuant to the private placement. The private placement was accepted for filing by the TSX Venture Exchange on April 2, 2004.  Proceeds from the private placement will be used for qualifying exploration expenditures on the Company’s British Columbia properties, primarily its Greenwood Gold Project.

Also during the period ending March 31, 2003 the Company issued 841,667 shares and realized proceeds of $151,500 pursuant to the exercise of warrants related to a private placement dated March 26, 2002.

Subsequent Events

On April 17, 2002 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT.T), whereby Jantri may earn a 50% interest in the Company’s Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares, located near Rock Creek, British Columbia.  The Company holds 100% interest in the Caramelia property, subject to varying, non-overlapping net smelter return royalties.  The Caramelia property encompasses the Camp McKinney gold camp, including the historic Cariboo-Amelia mine, which produced 124,500 tonnes, grading 20.39 gram per tonne of gold for recovery of 81,600 ounces of gold during two main production campaigns during the 1890’s and 1960-62.  To earn its interest, Jantri will make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years. The Agreement requires a minimum expenditure of $50,000 on exploration in year 1 and the issuance of 300,000 shares.

Robert A. Watts retired as director and Chairman of the board of directors of the Company effective May 14, 2003.  Robert G. McMorran, Corporate Secretary for the Company since 1998, was elected to the board of directors at the Company’s Annual General Meeting of Shareholders held on May 14, 2003.

Effective May 28, 2003 Melvin Smale, director of the Company since 1998, has been appointed Chairman of the Board of Directors.

Liquidity and Capital Resources

At March 31, 2003 the Company had a working capital deficiency of $80,451, which includes a loan from a shareholder amounting to $84,630 for which repayment terms have not been formalized, but are generally favourable to the Company at this time.

The Company presently does not have sufficient financial resources to undertake its planned exploration and development programs on all of the Company’s properties.  The Company currently has no revenue producing properties.  To date the Company’s capital needs have been met by equity financings.  The Company will, upon completion of the financing agreement with ORCH (see “Financing Activities”), develop its Greenwood Gold Project to production.

The Company will be dependent on future equity financings or joint venture arrangements to fund its operations, including property option payments and exploration work commitments.  The Company intends to fund ongoing exploration programs on its Canadian mineral properties, in part, through flow-through financing.

Risks and Uncertainties

The Company has no revenue properties at the present time.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  All of the Company’s short to medium term operating and exploration funding must be derived from external financing.  Actual funding may vary from what is currently planned due to a number of factors, including the progress of exploration and development on the Company’s current properties.  In the event that changes in market conditions reduce the amount of external financing that the Company is able to raise, the Company will need to review its exploration property holdings to prioritize project expenditures based on available funding.

Outlook

The Company is focusing on advancing its Greenwood Gold Project to production.  Management continues to evaluate small to medium size mineral projects, primarily gold, with the intent of acquiring additional advanced stage mineral projects, which can be quickly advanced to production.

Forward Looking Statements

The above may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-09

May 29, 2003

TSX Venture: GC

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2003

The Company has released its BC Form 51-901F First Quarter Report containing financial statements in Canadian funds, prepared without audit, for the three months ended March 31, 2003 (the “Quarterly Report”).  This news release provides a summary of the information contained in the Quarterly Report, pursuant to the requirements of National Instrument 54-102. Concurrently with this news release, the Company is filing the Quarterly Report with the regulatory authorities through SEDAR www.sedar.com and has mailed it to shareholders whose names appear on the Company’s supplemental list.  A copy of the Quarterly Report is available upon request.

Results of Operations

During the three months ended March 31, 2003, the Company reported a net loss of $81,744 compared to a net loss of $78,190 reported in the three months ended March 31, 2002.  Administrative expenses increased by $14,496, while other expenses decreased by $10,942 for the three months ended March 31, 2003 compared to the three months ended March 31, 2002. Differences in administrative expenses were primarily due to: an increase of $11,363 in legal and audit fees, related to mineral property acquisition agreements and the submission of a 20-F registration statement to the United States Securities Exchange Commission, undertaken in the last quarter of the year 2002 and an increase of $9,072 in financing fees related to finder’s fees of $9,850 paid pursuant to a non-brokered private placement dated March 6, 2003 (see “Financing Activities”), partially offset by a decrease of $8,921 in office and general expenses, which in turn was primarily due to a reduction in management fees.  Differences in other expenses for the period ending March 31, 2003 were attributable to a gain of $8,501 on the sale of marketable securities, which were acquired by the Company pursuant to property option agreements; a decrease of $7,180 in mineral property evaluation; and stock-based compensation of $4,739 related to stock options granted to consultants of the Company in the second quarter of 2002.

Financing Activities

During the period the Company closed a non-brokered private placement totaling $30,000, which was announced on December 31, 2002.  Subscriptions were received for 200,000 flow-through units, priced at $0.15 per unit, with each unit comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Every two share purchase warrants entitle the holder to purchase one additional common share, at an exercise price of $0.20 per share prior to December 31, 2003. Proceeds of the private placement will be used for qualifying exploration expenditures on the Company’s Greenwood Gold Project.

On February 3, 2003 the Company announced that it had arranged £2.4 million production financing for its Greenwood Gold Project through an investment agreement with Ocean Resources Capital Holdings Plc., (“ORCH”) a London based company (NR 03-02).  Pursuant to the agreement, which is subject to acceptance for filing by the TSX Venture Exchange, ORCH will issue to the Company 4,800,000 units in the capital of ORCH, at the deemed price of £0.50 per unit and the Company will issue a secured loan note in the principal amount of £2.4 million.  The note, bearing interest at 12% per annum, will be for a term of 3 years.  The loan is repayable at any time by the Company delivering to ORCH gold bullion at the fixed price of $315 per ounce or cash equivalent at ORCH’s discretion.  In addition, the Company will issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Company at $0.30 per share in the first year and $0.35 per share in the second year.  A finder’s fee will be payable by the Company to Mr. Peter Maclean of Vancouver.

On March 6, 2003 the Company announced that it had arranged a non-brokered private placement of 400,000 units, priced at $0.25 per unit. Subsequently, on March 26, 2003 the Company amended the private placement to increase the number of units to 842,000 units for total gross proceeds of $210,500.  Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.  Finder’s fees totaling $9,850 were paid pursuant to the private placement. The private placement was accepted for filing by the TSX

Venture Exchange on April 2, 2004.  Proceeds from the private placement will be used for qualifying exploration expenditures on the Company’s British Columbia properties, primarily its Greenwood Gold Project.

Also during the period ending March 31, 2003 the Company issued 841,667 shares and realized proceeds of $151,500 pursuant to the exercise of warrants related to a private placement dated March 26, 2002.

Liquidity and Capital Resources

At March 31, 2003 the Company had a working capital deficiency of $80,451, which includes a loan from a shareholder amounting to $84,630 for which repayment terms have not been formalized, but are generally favourable to the Company at this time.

The Company presently does not have sufficient financial resources to undertake its planned exploration and development programs on all of the Company’s properties.  The Company currently has no revenue producing properties.  To date the Company’s capital needs have been met by equity financings.  The Company will, upon completion of the financing agreement with ORCH (see “Financing Activities”), develop its Greenwood Gold Project to production.

The Company will be dependent on future equity financings or joint venture arrangements to fund its operations, including property option payments and exploration work commitments.  The Company intends to fund ongoing exploration programs on its Canadian mineral properties, in part, through flow-through financing.

Subsequent Events

On April 17, 2002 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT.T), whereby Jantri may earn a 50% interest in the Company’s Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares, located near Rock Creek, British Columbia (NR 03-08).  The Company holds 100% interest in the Caramelia property, subject to varying, non-overlapping net smelter return royalties.  The Caramelia property encompasses the Camp McKinney gold camp, including the historic Cariboo-Amelia mine, which produced 124,500 tonnes, grading 20.39 gram per tonne of gold for recovery of 81,600 ounces of gold during two main production campaigns during the 1890’s and 1960-62.  To earn its interest, Jantri will make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years. The Agreement requires a minimum expenditure of $50,000 on exploration in year 1 and the issuance of 300,000 shares.

Robert A. Watts retired as director and Chairman of the board of directors of the Company effective May 14, 2003.  Robert G. McMorran, Corporate Secretary for the Company since 1998, was elected to the board of directors at the Company’s Annual General Meeting of Shareholders held on May 14, 2003.

Effective May 28, 2003 Melvin Smale, director of the Company since 1998, has been appointed Chairman of the Board of Directors.

Outlook

The Company is focusing on advancing its Greenwood Gold Project to production.  Management continues to evaluate small to medium size mineral projects, primarily gold, with the intent of acquiring additional advanced stage mineral projects, which can be quickly advanced to production.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-10

June 5, 2003

TSX Venture: GC

Gold City Options Dominion Creek Property to XMP Mining Limited

Fred Sveinson, President, is pleased to announce the Company has signed an option agreement (the “Agreement”) with XMP Mining Limited (“XMP”), whereby XMP may earn a 50% interest in the Company's Dominion Creek Gold Property (the “Property”), comprised of 17 mineral claims (78 units) encompassing approximately 1,950 hectares.

The Property is located approximately 45 kilometres northeast of the town of Wells, British Columbia in the Cariboo Mining Division.  Gold City has the right to earn a 100% interest in the Property, subject to a 2% net smelter royalty, pursuant to an underlying option agreement dated April 17, 2000 (NR 00-06).

To earn its interest in the Property, XMP will make cash payments totalling $255,000, issue 800,000 common shares (post consolidation), and make exploration expenditures of $750,000 over a four year period. The Agreement, which is subject to TSX Venture Exchange acceptance, requires a cash payment of $5,000 and issuance of 200,000 post consolidation shares on Exchange acceptance.  Prior to May 1, 2004 XMP must incur exploration expenditures of $50,000 and issue 200,000 post consolidation shares.  XMP will become the Operator with respect to exploration and development of the Property during the term of the Agreement. Upon XMP having earned a 50% interest in the Property, the parties will form a 50/50 joint venture.

Historic expenditures on the Property since 1986 exceed $1 million. Since optioning the Property in April 2000, Gold City has spent in excess of $175,000 on the Property.

Exploration by Noranda Exploration conducted between 1986 and 1989 included 53 diamond drill holes totalling 3,484 meters, as well as extensive detailed and regional scale geochemical surveys.  Selected intercepts from the Noranda drilling include:

Hole No.	Intercept Thickness (metres)	Gold (grams/tonne)
2	3.6	16.6
13	6.6	24.7
13	4.5	15.4
16	10.0	10.4

In 1992 a junior company completed a 1,180 tonne bulk sample, which averaged 14.0 grams per tonne gold (g/t Au).

In September 2000 Gold City completed a total of 17 diamond drill holes totaling 1,000 metres, in the same area as the Noranda drilling (NR 00-30). This drilling confirmed the new interpretation of multiple veins sub-vertical to 70°, dipping southerly. Of the 17 holes drilled in the campaign, 65% intersected mineralized zones greater than l g/t Au. The best intercepts of this program included:

Hole No.	Intercept Thickness (metres)	Gold (grams/tonne)
00GDD-01	1.66	24.05
00GDD-03	5.60	6.53
00GDD-12	4.05	6.36
00GDD-14	3.91	9.45

At least three significant untested gold/lead/zinc soil anomalies occur on the Property, lying upstream and up glaciation south of the known mineralized areas.  Gold City also owns a 100% interest in the Domin Property, comprised of some 81 units adjoining the Dominion Creek Property to the southeast. The majority of the 15-kilometre long stream sediment geochemical trend on the Dominion Creek/Domin properties is still unexplored.  XMP’s first phase program will be directed at defining additional drill targets to the south of the previously drilled area.

The option agreement with XMP on the Dominion Creek Property and the recently announced option agreement on the Company’s Caramelia Property (NR 03-08) will see advancement of these properties, while enabling Gold City to maintain its current focus on advancing its Greenwood Gold Project, located near Greenwood, British Columbia, to production.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

June 27, 2003                                By:  /s/ Frederick Sveinson, President

Date